Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ATHEROS TECHNOLOGY LTD., A BERMUDA COMPANY, AS ACQUIRER,

OPULAN TECHNOLOGIES CORP., AN EXEMPTED CAYMAN ISLANDS COMPANY, AS COMPANY,

ORBIT ACQUISITION CORP., AN EXEMPTED CAYMAN ISLANDS COMPANY, AS MERGER SUB,

AND

DARREN HUANG, AS THE SECURITYHOLDER REPRESENTATIVE

DATED AS OF JULY 19, 2010

2.26	Foreign Corrupt Practices Act	32
2.27	Insurance Coverage	33
2.28	Related Party Transactions	33
2.29	Brokers or Finders	33
2.30	Solvency	33
2.31	No Conflict with Other Instruments	34
2.32	Compliance with Money Laundering Laws	34
2.33	Compliance of Subsidiaries with PRC Law	34
2.34	Absence of 401(k) Plans	35
2.35	No Misleading Statements	35

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB		35

3.1	Organization	35
3.2	Authority	36
3.3	No Conflict with Other Instruments	36
3.4	Governmental Consents	36
3.5	Sufficient Funds	36

ARTICLE 4 CONDUCT PRIOR TO THE CLOSING DATE		37

4.1	Conduct of Business of the Company	37
4.2	No Control of the Company’s Business	39
4.3	No Solicitation	39

ARTICLE 5 ADDITIONAL AGREEMENTS		40

5.1	Voting Agreements; Company Shareholder Approval	40
5.2	Access to Information	42
5.3	Confidentiality	42
5.4	Approvals	42
5.5	Notification of Certain Matters	43
5.6	Additional Documents and Further Assurances; Cooperation	43
5.7	Intellectual Property	43
5.8	Expenses	43
5.9	Public Disclosure	44
5.10	Takeover Statutes	44
5.11	Company’s Auditors	44
5.12	Company Employees	44
5.13	Spreadsheet	45
5.14	Certified Closing Date Balance Sheet	45
5.15	Termination of Company Employment Contracts; Severance Payments	46
5.16	Termination of Company Key Employee Incentive Plan	46
5.17	Payoff of Bridge Notes	46
5.18	Valid Execution of Government Contract	46
5.19	280G Waiver	46

ARTICLE 6 SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS; INDEMNIFICATION ESCROW PROVISIONS		47

6.1	Survival of Representations, Warranties, Covenants and Agreements	47
6.2	Indemnification Provisions	48

ARTICLE 7 CONDITIONS TO THE CLOSING		52

7.1	Conditions to Obligations of Each Party to Effect the Closing	52
7.2	Additional Conditions to Obligations of the Company	53
7.3	Additional Conditions to the Obligations of Acquirer and Merger Sub	53

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		56

8.1	Termination	56
8.2	Effect of Termination	57
8.3	Amendment	58
8.4	Extension; Waiver	58

ARTICLE 9 TAX MATTERS		58

9.1	Post-Closing Tax Returns	58
9.2	Allocation of Straddle Period Taxes	58
9.3	Audits and Contests Regarding Taxes	59
9.4	Cooperation on Tax Matters	59
9.5	Tax Sharing Agreements	60

ARTICLE 10 MISCELLANEOUS PROVISIONS		60

10.1	Notices	60
10.2	Entire Agreement	61
10.3	Further Assurances; Post-Closing Cooperation	61
10.4	Remedies	62
10.5	Third Party Beneficiaries	62
10.6	Invalid Provisions	62
10.7	Governing Law	62
10.8	Arbitration	62
10.9	Headings	63
10.10	Counterparts	63
10.11	Specific Performance	63
10.12	Assignability	63
10.13	Appointment of Securityholder Representative	63

ARTICLE 11 DEFINITIONS		65

11.1	Definitions	65

Exhibits

Exhibit A	Form of Merger Documents
Exhibit B	Form of Merger Sub Governing Documents
Exhibit C	Earnout Agreement
Exhibit D	Retention Bonuses
Exhibit E	Form of Escrow Agreement
Exhibit F	Form of Letter of Transmittal of Stock Certificates
Exhibit G	Form of Voting Agreement
Exhibit H	Form of Acquirer Closing Certificate
Exhibit I	Form of Company Closing Certificate
Exhibit J	Form of Company Secretary’s Certificate
Exhibit K	Form of Company Shareholder Joinder and Release Agreement
Exhibit L	Form of Optionholder Joinder and Release Agreement
Exhibit M	Form of Opinions from Company Counsel
Exhibit N	Form of Non-Competition Agreement
Exhibit O	Form of Employment Agreements

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of July 19, 2010, by and among Atheros Technology Ltd., a Bermuda company (“Acquirer”), Orbit Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Acquirer whose registered office is C/O Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands (“Merger Sub”), Opulan Technologies Corp., an exempted company incorporated under the laws of the Cayman Islands whose registered office is C/O Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”), and Darren Huang, in his capacity as the Securityholder Representative. Acquirer, Merger Sub, the Company and the Securityholder Representative are referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 11.

RECITALS:

WHEREAS, the Company is in the business of developing, marketing and selling chip products, software, related reference design kits and services related to the broadband access market;

WHEREAS, the respective boards of directors of Acquirer, Merger Sub and the Company deem it advisable and in the best interests of such corporations and their respective stockholders that Merger Sub be merged with and into the Company with the Company being the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and pursuant to the Companies Law (2009 Revision) of the Cayman Islands (the “Companies Law”);

WHEREAS, such boards of directors have approved the Merger, pursuant to which each outstanding share of Company Capital Stock will be converted into the right to receive the applicable portion of the Merger Consideration;

WHEREAS, the sole shareholder of the Merger Sub has approved and adopted this Agreement and the Merger in accordance with the Companies Law;

WHEREAS, approval of the principal terms of the Merger requires the Requisite Vote, and promptly after the execution and delivery hereof, the Company will submit this Agreement and the transactions contemplated hereby to the Company Shareholders for approval;

WHEREAS, concurrently with the execution of this Agreement, Company Shareholders comprising the Requisite Vote have executed and delivered the Voting Agreements; and

WHEREAS, the Company, Acquirer, and the Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the covenants, promises, representations and warranties set forth herein, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the Parties), intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Companies Law, (i) Merger Sub shall merge with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, (ii) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue to be governed by the Companies Law as a wholly-owned subsidiary of Acquirer or one of its designated Affiliates, and (iii) the Merger Sub will have been merged into the Company and all the assets, property, rights, privileges, immunities, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.2 Effective Time. As promptly as practicable after the satisfaction of, or, to the extent permitted hereunder, waiver of the conditions set forth in Article 7, the Parties hereto shall cause the Merger to be consummated by (i) filing with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”) a plan of merger and any other applicable documents prior to the Closing Date pursuant to Section 5.1 hereof (the “Merger Documents”), such Merger Documents in substantially the form attached hereto as Exhibit A to be executed in accordance with the applicable provisions of the Companies Law and (ii) making such other filings or recordings and taking such other actions as may be required in accordance with the applicable provisions of the Companies Law or by Law to make the Merger effective hereinafter; provided, however, that the Merger shall by its terms become effective on the date the applicable Merger Documents are registered by the Cayman Registrar or on such subsequent date as Merger Sub and Company shall agree and specify in the Merger Documents in accordance with the Companies Law (the date and time the Merger becomes effective being the “Effective Time”).

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, in the other Merger Documents, and in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the assets, property, rights, privileges, immunities, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4 Memorandum of Association and Articles of Association. At the Effective Time and without any further action on the part of the Parties, the memorandum of association and articles of association of Merger Sub in the form attached as Exhibit B (the “Merger Sub Governing Documents”) immediately prior to the Effective Time shall be the memorandum of association and articles of association of the Surviving Corporation, until duly amended. The rights and restrictions attached to the shares of the Surviving Corporation shall be as set out in the Merger Sub Governing Documents.

1.5 Directors and Officers. At the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, to hold office until such time as such directors and officers, resign, are removed or their respective successors are duly elected or appointed and qualified.

1.6 Merger Consideration; Payment of Merger Consideration.

(a) Total Consideration. The aggregate purchase price to be paid by Acquirer pursuant to this Agreement (the “Merger Consideration”) shall be equal to the sum of the Initial Consideration (defined herein) and the Earnout Consideration (defined herein).

(b) The aggregate initial cash consideration to be paid pursuant to this Agreement by Acquirer and Merger Sub shall be the sum of Seventy-One Million Nine Hundred Sixty-Three Thousand Three Hundred Eight Dollars ($71,963,308) plus the aggregate exercise price of all Company Options issued and outstanding immediately prior to the Effective Time (the “Base Amount”), reduced by the Securityholder Representative Deposit (the Base Amount so reduced, the “Initial Consideration”).

(c) The Initial Consideration shall be reduced at the Closing by the amount by which, if any, the Company: (i) exceeds the Spending Limit set forth in the Operating Plan as of 11:59 p.m. California time on the Closing Date; (ii) incurs any Transaction Related Expenses in excess of $200,000 (or $250,000 if permitted by Acquirer in writing) ( the “Excess Transaction Related Expenses”); and (iii) incurs any Change in Control Payments in connection with this Agreement, the Merger and the transactions contemplated hereby. In the event that, during Acquirer’s post-Closing review of the Company’s Book and Records, Acquirer believes that that the Spending Limit set forth in the Operating Plan was exceeded by the Company as of 11:59 p.m. California time on the Closing Date, then subject to Article 6 such deficiency shall be deemed to be a Loss for which Acquirer is entitled to indemnification pursuant to Section 6.2(a) hereof, without regard to the Basket, and Acquirer may recover from the Escrow Fund pursuant to Section 6.2(c) on a dollar-for-dollar basis the amount of such deficiency. In the event that, during Acquirer’s post-Closing review of the Company’s Book and Records, Acquirer believes that any Excess Transaction Expenses were not fully paid at or prior to the Closing from cash at hand, then subject to Article 6 the amount of such unpaid Excess Transaction Related Expenses shall be deemed to be a Loss for which Acquirer is entitled to indemnification pursuant to Section 6.2(a) hereof, without regard to the Basket, and Acquirer may recover from the Escrow Fund pursuant to Section 6.2(c) on a dollar-for-dollar basis the amount of such deficiency. In the event that, during Acquirer’s post-Closing review of the Company’s Book and Records, Acquirer believes that any Change of Control expenses were not fully paid at or prior to the Closing, then subject to Article 6 the amount of such Change of Control Expenses shall be deemed to be a Loss for which Acquirer is entitled to indemnification pursuant to Section 6.2(a) hereof, without regard to the Basket, and Acquirer may recover from the Escrow Fund pursuant to Section 6.2(c) on a dollar-for-dollar basis the amount of such deficiency.

(d) The Initial Consideration, less the sum of the Escrow Amount (such net amount, the “Closing Consideration”), shall be paid by Acquirer to the Paying Agent at the Closing, and the payments shall be made via wire transfer of immediately available funds by the Paying Agent to the Company Securityholders in accordance with the terms hereof and in the amounts set forth on the Spreadsheet; provided, however, that the amounts payable to holders of unvested Company Options shall be retained and paid out in accordance with Section 1.7(i).

(e) In addition to the Initial Consideration above, the Company Securityholders may be entitled to receive an additional aggregate amount of up to Twenty Four Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($24,416,667) (the “Earnout Consideration”) from Acquirer pursuant to the provisions of the Earnout Agreement substantially in the form attached hereto as Exhibit C (the “Earnout Agreement”). The Earnout Consideration, if any, shall be paid by Acquirer or caused by Acquirer to be paid to the Company Securityholders on the Earnout payment date(s) on a Per Share Earnout Consideration basis; provided, however, that the amounts payable to holders of unvested Company Options shall be retained and paid out in accordance with Section 1.7(i). The Parties acknowledge and agree that the Earnout Consideration is part of the aggregate acquisition consideration payable in respect of Company Capital Stock and Company Options in accordance with this Agreement, and, in the absence of a contrary “determination” (within the meaning of section 1313(a) of the Code), shall not take any position for U.S. federal income tax purposes inconsistent with such characterization.

1.7 Company Securityholders; Entitlement; Distribution. At the Effective Time by virtue of the Merger:

(a) Series B Preference Shares. Each share of Company Series B Preference Shares outstanding immediately prior to the Effective Time (other than any Company Series B Preference Shares to be cancelled pursuant to Section 1.7(e) and any Dissenting Shares (as provided in Section 1.12) will be cancelled and extinguished and each Company Series B Preference Share shall automatically be converted into the right to receive: (i) the sum of the Per Share Series B Liquidation Preference plus the Per Share Closing Consideration minus the Escrow Portion; (ii) the right to receive upon release from the Escrow Fund, the Per Share Escrow Consideration; and (iii) the right to receive the Per Share Earnout Consideration, if any, upon the Earnout payment date(s).

(b) Series A Preference Shares. Each Company Series A Preference Share outstanding immediately prior to the Effective Time (other than any Company Series A Preference Shares to be cancelled pursuant to Section 1.7(e) and any Dissenting Shares (as provided in Section 1.12) will be cancelled and extinguished and each Company Series A Preference Shares shall automatically be converted into the right to receive: (i) the sum of the Per Share Series A Liquidation Preference plus the Per Share Closing Consideration minus the Earnout Portion; (ii) the right to receive upon release from the Escrow Fund, the Per Share Escrow Consideration; and (iii) the right to receive the Per Share Earnout Consideration, if any, upon the Earnout payment date(s).

(c) Ordinary Shares. Each Company Ordinary Share outstanding immediately prior to the Effective Time (other than any Company Ordinary Shares to be cancelled pursuant to Section 1.7(e)) will be cancelled and extinguished and each Company Ordinary Share shall automatically be converted into the right to receive: (i) the Per Share Closing Consideration minus the Escrow Portion; (ii) the right to receive upon release from the Escrow Fund, the Per Share Escrow Consideration; and (iii) the right to receive the Per Share Earnout Consideration, if any, upon the Earnout payment date(s).

(d) Notwithstanding anything contained herein to the contrary, in no event shall the aggregate amounts set forth in Sections 1.7(a), (b), (c), (h) and (i) when multiplied for all outstanding shares of the relevant Company Capital Stock and all outstanding Company Equity Awards exceed the Merger Consideration.

(e) Cancellation of Company-Owned Stock. Each share of Company Capital Stock owned by the Company or any Subsidiary of the Company immediately prior to the Effective Time, if any, shall be automatically cancelled and extinguished without any conversion thereof and without any further action on the part of Acquirer or the Company.

(f) Capital Stock of Merger Subsidiary. Each Merger Sub Ordinary Share issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued, fully paid and non-assessable Ordinary Share, $0.01 par value per share, of the Surviving Corporation, such conversion to be effected by the cancellation of each such Merger Sub Ordinary Share in exchange for the issue of such Ordinary Share of the Surviving Corporation, and all of such shares, as converted, shall thereafter constitute all of the issued and outstanding shares of the Surviving Corporation. Immediately following the Effective Time, Acquirer or one of its designated Affiliates will be the sole and exclusive owner of all shares of the Surviving Corporation and the register of members of the Surviving Corporation shall be updated at the Effective Time to reflect the foregoing.

(g) No Remaining Rights of Company Capital Stock. Each share of Company Capital Stock converted pursuant to clauses (a), (b), or (c) of this Section 1.7 shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each record holder of Company Capital Stock as reflected in the Company’s register of members (the “Register of Members”) immediately prior to the Closing (a “Record Holder”) shall cease to have any rights with respect thereto, except the right to receive such holder’s respective portion of the Merger Consideration.

(h) Vested Company Options. Each vested Company Option that is unexpired, unexercised, issued and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be cancelled and converted into and represent the right to receive an amount in cash (without interest) with respect to each Company Ordinary Share underlying such Company Option, equal to (i) the excess, if any, of the Per Share Closing Consideration over the per share exercise price of such Company Option, and (ii) the right to receive the Per Share Earnout Consideration, if any, upon the Earnout payment date(s). At or after the Effective Time, Acquirer shall provide the necessary funds to the Company and direct the Company to (and the Company shall) pay each holder of vested Company Options the cash required to be paid to such holder pursuant to this Section 1.7(h) and as set forth in the Spreadsheet. The provisions of this Section 1.7(h) are subject to the provision of Section 1.10(e) (regarding withholding rights).

(i) Unvested Company Options. Each unvested Company Option that is unexpired, unexercised, issued and outstanding immediately prior to the Effective Time shall, on the terms and subject to the conditions set forth in this Agreement, be cancelled and converted into and represent the right to receive an amount in cash (without interest) with respect to each Company Ordinary Share underlying such unvested Company Option, subject to the vesting schedule as in effect immediately prior to the Effective Time of the unvested Company Option (which, for the avoidance of doubt, shall not be accelerated by reason of the transactions contemplated by this Agreement), equal to (i) the excess, if any, of the Per Share Closing Consideration over the per share exercise price of such Company Option, and (ii) the right to receive the Per Share Earnout Consideration, if any, upon the Earnout payment date(s); provided, however, that payment shall be made with respect to each such share on the later of the date that the corresponding payments are made to Company Securityholders and the date that the Company Option vests with respect to such share. The holder of an unvested Company Option shall forfeit the right to receive any payments with respect to any portion of the Company Option that has not vested on or before the date that such holder ceases to be employed by the Company or a Subsidiary of the Company. For the avoidance of doubt, any amounts forfeited by a holder of unvested Company Options shall act as a reduction of the Merger Consideration. Acquirer shall pay each holder of unvested Company Options the cash required to be paid to such holder pursuant to this Section 1.7(i) and as set forth in the Spreadsheet in accordance with the vesting schedule as in effect immediately prior to the Effective Time of the unvested Company Option. The provisions of this Section 1.7(i) are subject to the provision of Section 1.10(e) (regarding withholding rights).

(j) Company Warrants and Other Company Equity Awards. Acquirer will not assume any Company Warrants or other Company Equity Awards. Subject to the terms and conditions of this Agreement, at the Effective Time, the Company shall cause each Company Warrant that is unexpired, unexercised, issued and outstanding immediately prior to the Effective Time to be duly, validly and entirely cancelled, terminated and extinguished in accordance with its terms effective as of the Effective Time without any conversion thereof and without any present or future right of the holder thereof to receive any portion of the Merger Consideration or any other payment or consideration, and each such Company Warrant shall cease to have any further force or effect upon the Effective Time.

(k) Company Bonus Plan. At the Effective Time, the Company shall have established a bonus plan in an aggregate amount of $1,870,025 (the “Company Bonus Plan”) in a form that has been approved by the board of directors of the Company and Acquirer. The Company Bonus Plan shall be allocated amongst designated current or former Company officers, employees or consultants (“Company Bonus Plan Participants”) as set forth in the schedules attached thereto and shall be payable pursuant to its terms.

(l) Acquirer Retention Bonuses. At the Closing, Acquirer will grant certain retention bonuses (the “Retention Bonuses”) to certain employees of the Company in accordance with Exhibit D.

1.8 Escrow. At or prior to the Effective Time, Seven Million One Hundred Ninety-Six Thousand Three Hundred Thirty Dollars ($7,196,330) (the “Escrow Amount”) of the Initial Consideration will be placed in escrow with U.S. Bank, N.A. (the “Escrow Agent”) by Acquirer, as partial security for the indemnification obligations of the Company Shareholders under

Section 6.2 hereof (the “Escrow Fund”) pursuant to the terms of the Escrow Agreement, the form of which is attached hereto as Exhibit E. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of either party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

1.9 Paying Agent. At the Closing, Acquirer shall appoint U.S. Bank, N.A. (the “Paying Agent”) to act as paying agent hereunder for the purpose of distributing the Closing Consideration to the Company Securityholders. At or prior to the Effective Time, Acquirer shall deposit with the Paying Agent, in trust for the benefit of the Company Securityholders, cash in an aggregate amount sufficient (taking into account any negative adjustments for Dissenting Shares, if any) to pay the Closing Consideration (the “Payment Fund”).

1.10 Delivery of Certificates.

(a) Distribution of Transmittal Letter. As soon as practicable following the Effective Time but in no event more than ten (10) Business Days following the Effective Time, Acquirer shall cause the Paying Agent to mail to each Record Holder a letter of transmittal in substantially the form attached hereto as Exhibit F (the “Letter of Transmittal”).

(b) Delivery of Closing Consideration. Upon delivery to the Paying Agent of any certificates representing shares of Company Capital Stock (the “Certificates”) for cancellation or, if issued and lost, a declaration of lost share certificate in the form attached to the Letter of Transmittal (the “Certificate Declaration”), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with such other executed documents as may be required pursuant to the instructions set forth in the Letter of Transmittal, the Record Holder shall be entitled to receive, in exchange therefor the portion of the consideration at Closing to which such holder is entitled pursuant to Sections 1.7(a), (b), and (c) of this Agreement. The Paying Agent shall promptly transmit the applicable portion of the consideration at Closing to which such holder is entitled in accordance with the terms hereof after receipt of all such holder’s Certificates for cancellation or the Certificate Declaration and a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, together with such other executed documents as may be required pursuant to the instructions set forth therein. No interest shall be paid or accrued on any portion of the consideration payable hereunder.

(c) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the Company Securityholders on the date that is one hundred eighty (180) days after the Effective Time shall be delivered upon demand from the Paying Agent to the Surviving Corporation. Any Securityholder who has not complied with this Article 1 shall be entitled to look to Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as a general creditor thereof with respect to the applicable portion of the Merger Consideration payable in respect of such shares of Company Capital Stock or shares underlying such Company Equity Awards without any interest thereon. If a former Company Securityholder shall not have complied with this Article 1 by the one (1) year anniversary of the Closing Date (or such earlier date as shall immediately prior to such date the applicable portion of the Closing Consideration or any amounts payable from the Escrow Fund would otherwise escheat to or become property of any Governmental Authority), then to the extent permitted by applicable Law, the entitlement of such Company Securityholder to the applicable portion of the Merger Consideration under this Agreement shall be extinguished absolutely. Notwithstanding the foregoing, a former holder of unvested Company Options which shall not have vested as of the one (1) year anniversary of the Closing Date shall continue to have all rights to the applicable portion of the Merger Consideration with respect to such unvested Company Options as set forth in Section 1.7(i) subject to continued vesting.

(d) No Liability. Notwithstanding anything to the contrary in this Agreement, none of the Paying Agent, Acquirer, Merger Sub or the Surviving Corporation shall be liable to Company Securityholders for any applicable Merger Consideration or any other amount due that was properly delivered to a public official pursuant to and in full compliance with any applicable abandoned property, escheat or similar Law.

(e) Withholding of Tax. Acquirer will be entitled (but not obligated) to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock or Company Options such amounts as Acquirer (or any Affiliate thereof) is required to deduct and withhold with respect to the making of such payment under any provision of Law relating to Taxes. To the extent that amounts are so withheld by Acquirer and properly remitted to the appropriate Governmental or Regulatory Authority, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Capital Stock or Company Options in respect of whom such deduction and withholding were made by Acquirer. Notwithstanding anything herein to the contrary, Acquirer shall not withhold any amount from the Merger Consideration with respect to People’s Republic of China capital gains tax as a result of transactions described in this Agreement.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, Acquirer shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of a Certificate Declaration by the Record Holder thereof, the applicable portion of the consideration at Closing; provided, however, that Acquirer or Paying Agent may, in its discretion and as a condition precedent to the issuance thereof, require the holder of such lost, stolen or destroyed Certificates to deliver a bond in such sum as Acquirer or Paying Agent may reasonably direct. The Certificate Declaration shall include an indemnity against any claim that may be made against Acquirer with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Further Ownership Rights in Company Stock. The applicable portion of (i) the consideration at Closing issued upon conversion of Company Capital Stock and Company Equity Awards in accordance with the terms of this Article 1; (ii) any portion of the Escrow Amount released to the Company Shareholders; and (iii) any amount of the Earnout Consideration shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Capital Stock and Company Equity Awards. At the Effective Time, the Register of Members of the Company shall be closed, and thereafter there shall be no further registration or transfers of shares of Company Capital Stock on the records of the Surviving Corporation.

1.12 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time and held by a Record Holder who has delivered to the Company written objection to the Merger pursuant to Section 238 of the Companies Law (“Dissenting Shares”) shall be entitled only to such rights as are granted by the Companies Law and such Dissenting Shares will be cancelled at the Effective Time; provided, however, that if such holder fails to perfect or effectively withdraws or loses such rights under the Companies Law, then such Dissenting Shares shall be treated as if they had been converted at the Effective Time into a right to receive the applicable portion of the Merger Consideration. The Company shall give Acquirer prompt notice upon receipt by the Company of any written demands for appraisal, withdrawal of such demands and any other written communications delivered to the Company pursuant to said Section 238, and the Company shall give Acquirer the opportunity, to the extent permitted by Law, to participate in all negotiations and proceedings with respect to such demands. Except with the prior written consent of Acquirer, the Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not settle or offer to settle any such demands. Any payments made with respect to Dissenting Shares shall be made solely by the Surviving Corporation, and no funds or other property have been or shall be provided by Acquirer, Merger Sub or any of Acquirer’s Affiliates for such payment.

1.13 Closing. The consummation of the transactions contemplated hereby in accordance with this Agreement (the “Closing”) shall take place at 10:00 a.m., California time, (i) at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2475 Hanover Street, Palo Alto, CA 94304, or (ii) by exchange of executed documents via electronic mail (in pdf format) and in either case on the second (2nd) Business Day after all of the conditions precedent to the Closing hereunder shall have been satisfied or waived (other than those that by their terms are to be satisfied or waived at the Closing), or at such other date, time and place or in such other manner as the Company and Acquirer shall mutually agree upon. The date of the Closing shall be referred to as the “Closing Date.” The Parties hereby agree to deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Article 7 hereof and as may reasonably be required to effect the transactions contemplated by this Agreement and to consummate the Merger. All events which shall occur at the Closing shall be deemed to occur simultaneously.

1.14 Transfer Taxes. Any sales, use, transfer or similar taxes arising out of or in connection with the Merger shall be paid by the party on whom such taxes are imposed by Law.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth in the Disclosure Schedule (each of which exceptions, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates), delivered herewith and dated as of the date hereof, the Company hereby represents and warrants to Acquirer as follows:

2.1 Organization and Qualification. The Company and each Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and each has full corporate power and authority to (i) conduct the Business as is now conducted and (ii) to own, use, license and lease its Assets and Properties owned or used in connection with the conduct of the Business, and (iii) to perform its obligations under all material Contracts relating to the Business to which it is a party. The Company and each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership, use, licensing or leasing of the its Assets and Properties owned or used in connection with the conduct of the Business requires such qualification, licensing or admission, except where failure to obtain such qualification, licensing or admission would not, individually or in the aggregate, result in Liability that is material to the Company. Section 2.1 of the Disclosure Schedule sets forth each jurisdiction where the Company or a Subsidiary is so qualified, licensed or admitted to do business and separately lists each other jurisdiction in which the Company or a Subsidiary owns, or leases the property owned or used in connection with the conduct of the Business, or conducts the Business or has employees. The Company has never conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, trade name or other name.

2.2 Authority Relative to this Agreement. The Company has corporate power and authority to execute and deliver this Agreement and the other agreements which are attached (or forms of which are attached) as exhibits hereto (the “Ancillary Agreements”) to which the Company is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company’s board of directors have unanimously approved this Agreement and declared its advisability. The execution and delivery by the Company of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby, and the performance by the Company of its obligations hereunder and thereunder, have been duly and validly authorized by all necessary action by the Company’s board of directors, and no other action on the part of the board of directors of the Company or by any officer, director or equity holder of the Company (except for the Requisite Vote) is required to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby. This Agreement and the Ancillary Agreements to which the Company is a party have been or will be, as applicable, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof (and, in the case of the Ancillary Agreements, thereof) by all the other parties hereto and thereto, each constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its respective terms, except as the enforceability thereof may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws relating to the enforcement of creditors’ rights generally and by general principles of equity.

2.3 Equity Ownership.

(a) Section 2.3 of the Disclosure Schedule sets forth a list of all of the Company Securityholders, indicating the name of the Company Securityholder, the type and number of shares of Company Capital Stock or the number and type of Company Equity Awards such Company Securityholder owns and the number of the share certificate issued, if any. The list set forth at Section 2.3 of the Disclosure Schedule represents one hundred (100%) of the outstanding equity of the Company. Other than as set forth on Section 2.3 of the Disclosure Schedule, there exists no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any equity interest in the Company; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any equity interest in the Company.

(b) Other than the Opulan Technologies Corp. 2003 Stock Option Plan, as amended (the “Company Stock Plan”), the Company has no other stock option plan, restricted stock or other equity-related stock plan.

(c) All issued Company Ordinary Shares and all issued Company Preference Shares are, and any Company Ordinary Shares issued or issuable upon exercise of the Company Equity Awards (subject to receipt of the exercise prices as provided therein) will be, validly issued and fully paid and not subject to repurchase or any rights of preemption or right of first refusal, and not subject to any co-sale right, right of participation, right of first offer, option or other restriction on transfer applicable to any Company Capital Stock, except as otherwise set forth in the Company’s Articles of Association and Memorandum of Association and on Section 2.3(c) of the Disclosure Schedule. All outstanding securities of the Company have been issued in compliance with applicable Laws and regulations, including all applicable U.S. and foreign securities Laws.

(d) Except as set forth on Section 2.3(c) of the Disclosure Schedule, the Company is not a party to or subject to any agreement or understanding, and, to the Company’s Knowledge, there is no voting trust, currently effective proxy, or other agreement or understanding between or among any persons that affects or relates to the voting or giving of written consent with respect to any outstanding security of the Company, the election of directors, the appointment of officers or other actions of the Company’s board of directors.

(e) No resolutions (other than resolutions that have been filed in the minute books of the Company) have been made regarding the issuance of new shares, options, warrants or other convertible instruments to issue or purchase shares, debt instruments with a right to subscribe for new shares or any other equivalent instruments.

(f) Section 2.3(f) of the Disclosure Schedule sets forth each Subsidiary of the Company. The Company is the direct or indirect owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares have been duly authorized, validly issued and are fully paid and nonassessable, free and clear of any Liens except for Permitted Liens. Other than as set forth on Section 2.3(f) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person, (ii) has been legally bound to acquire any such equity interest in the future; and (iii) is negotiating to acquire any such equity interest.

2.4 Company Financial Statements.

(a) The audited financial statements of the Shanghai Subsidiary and the Hong Kong Subsidiary, respectively, at and for the periods ended December 31, 2007, 2008 and 2009, including the notes therein, and the unaudited financial statements of the Company for the twelve months ended December 31, 2009 and the three months ended March 31, 2010 (the “Statement Date”) (collectively, the “Company Financials”), which statements have been provided to Acquirer, have been prepared in accordance with the applicable GAAP of PRC and Hong Kong, respectively, applied on a basis consistent throughout the periods indicated and consistent with each other (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end audit adjustments, which will not, individually or in the aggregate, be material in magnitude). The Company Financials present fairly and accurately, in all material respects, the financial condition and operating results of the respective Subsidiary of the Company as of the dates and during the periods indicated therein. No independent auditor’s report in respect of the Company Financials, as applicable, contains any reservation or supplementary information and such auditor’s report(s) certify, and will certify, as applicable such accounts unconditionally and without qualifications.

(b) As of the Statement Date and as of the Closing Date, except as set forth on Section 2.4(b) to the Disclosure Schedule, the Company’s consolidated liabilities will not include any liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected on the Company Financials under the applicable GAAP of PRC and Hong Kong, respectively) other than (i) liabilities identified as such in the “liabilities” column of the unaudited financial statements referred to in Section 2.4(a) above, (ii) accounts payable or accrued salaries that have been incurred by the Company since the Statement Date in the ordinary course of business and consistent with such Subsidiaries’ past practices; (iii) liabilities under the Contracts identified in Section 2.11 of the Disclosure Schedule, to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Contracts; and (iv) liabilities disclosed on Section 2.6 of the Disclosure Schedule.

(c) Since the Statement Date, neither the Company nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Company or its internal accounting controls.

(d) The Company has established, maintains and enforces a system of internal accounting controls designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials), and includes policies and procedures that (a) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of true and correct financial statements, and that receipts and expenditures of the Company are being made only in accordance with appropriate authorizations of management and the board of directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company. Neither the Company (including any employee thereof) nor the Company’s independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud that involves the Company management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or (iii) any claim or allegation regarding any of the foregoing.

2.5 Books and Records; Organizational Documents. The minute books and Register of Members, Register of Charges, and other similar records of the Company have been provided or made available to Acquirer or its counsel prior to the execution of this Agreement, are complete and correct in all material respects. Such minute books contain a true and complete record of all material actions taken at all meetings and by all written consents in lieu of meetings of the directors and shareholders and committees of the board of directors of the Company from the date of the Company’s organization through the date hereof. The Company has prior to the execution of this Agreement delivered to Acquirer true and complete copies of its Memorandum of Association and Articles of Association, both as amended through the date hereof. The Company is not in violation of any material provisions of its Memorandum of Association and Articles of Association.

2.6 No Undisclosed Liabilities. Except as reflected or reserved against in the Company Financials (including the notes thereto) or as disclosed in Section 2.6 of the Disclosure Schedule, there are no Liabilities of, relating to or affecting the Company, any Subsidiary or any of the Company’s or a Subsidiary’s Assets and Properties that would be required by the applicable accounting standards to be reflected on the Company Financials, other than Liabilities (i) that were incurred in the ordinary course of business consistent with past practice or relating to contracts, purchase orders or accounts payable in an amount of not more than Fifty Thousand Dollars ($50,000) individually since the Statement Date and after the date of this Agreement, (ii) that were incurred under this Agreement or in connection with the transaction contemplated hereby, (iii) that were disclosed or reserved against in the Company Financials, and (iv) which, individually and in the aggregate, are not material to the Business or condition, financial or otherwise, of the Company, and are not for tort or for breach of contract.

2.7 Absence of Changes.

(a) Except as set forth in Section 2.7 of the Disclosure Schedule, since the Statement Date:

(i) there has not been any Material Adverse Change in the condition, assets, liabilities, operations or financial performance of the Business, and no event has occurred that will, or could reasonably be expected to, constitute a Material Adverse Change of the Business;

(ii) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Company’s and its Subsidiaries’ assets (whether or not covered by insurance);

(iii) neither the Company nor a Subsidiary has (A) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of capital stock, or (B) repurchased, redeemed or otherwise reacquired any shares of capital stock or other securities, other than pursuant to Company repurchase rights at cost or lower arising upon termination of service by any employee, director or consultant;

(iv) except for Company Options listed on Section 2.3 of the Disclosure Schedule, neither the Company nor a Subsidiary has sold, issued or authorized the issuance of (i) any shares of capital stock or other security, (ii) any option or right to acquire any shares of capital stock or any other security, or (iii) any instrument convertible into or exchangeable for any shares of capital stock or other security of the Company or a Subsidiary, as the case may be;

(v) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of the Company Stock Plan, or (ii) any provision of any agreement evidencing any outstanding Company Equity Award;

(vi) there has been no amendment to the Company’s Memorandum of Association or Articles of Association, and the Company has not effected or been a party to any Business Combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(vii) the Company has not formed any subsidiary or acquired any equity interest or other interest in any other Entity;

(viii) the Company has not made any individual capital expenditure over Fifty Thousand Dollars ($50,000);

(ix) neither the Company nor a Subsidiary has materially amended or prematurely terminated, or waived any material right or remedy under, any Contract;

(x) neither the Company nor a Subsidiary has (i) acquired, leased or licensed any material right or other material asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any material right or other material asset to any other Person, or (iii) waived or relinquished any material right, except for rights or assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with the Company’s or such Subsidiary’s past practices;

(xi) neither the Company nor a Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(xii) neither the Company nor a Subsidiary has made any pledge or charge of any of its assets or otherwise permitted any of its assets to become subject to any Liens, except for pledges or charges made in the ordinary course of business and consistent with the Company’s or such Subsidiary’s past practices and which have been duly entered on the Company’s or such Subsidiary’s Register of Charges or its equivalent;

(xiii) neither the Company nor a Subsidiary has (i) lent money to any Person (other than pursuant to routine travel and other business-related advances made to employees in the ordinary course of business), or (ii) incurred or guaranteed any indebtedness for borrowed money;

(xiv) neither the Company nor a Subsidiary has (i) established or adopted any Plan, or (ii) paid any bonus or increased the amount of wages, salary, commissions, fringe benefits or compensation payable to, any of its directors, officers or employees outside of the ordinary course of business and consistent with past practice;

(xv) the Company has not changed any of its methods of accounting or accounting practices in any material respect;

(xvi) neither the Company nor a Subsidiary has made any Tax election (other than in its ordinary course of business consistent with the Company’s or such Subsidiary’s past practices);

(xvii) neither the Company nor a Subsidiary has commenced or settled any Legal Proceeding, or received any written notice that any Person was commencing or threatening to commence a Legal Proceeding involving the Company or a Subsidiary;

(xviii) neither the Company nor a Subsidiary has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with the Company’s or such Subsidiary’s past practices;

(xix) there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company to any of its directors, officers, employees or consultants (other than increases in the base salaries of employees who are not officers in an amount that does not exceed ten percent (10%) of such base salaries), any material modification of any “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and Internal Revenue Service Notice 2005-1, and the Company has not entered into any Contract to grant or provide (nor has granted any) severance, acceleration of vesting or other similar benefits to any such Persons; and

(xx) neither the Company nor a Subsidiary has agreed or committed to take any of the actions referred to in clauses “(iii)” through “(xix)” above.

(b) The Company has made available to Acquirer any documents requested by Acquirer relating to indebtedness, loan and other financial facilities available to the Company, and the Company has not received any notice that the continuance of any of those facilities might be materially adversely affected or prejudiced.

(c) As of the date hereof, neither the Company nor a Subsidiary is in default under, or in breach of, any of the material terms of any loan capital, borrowing, debenture or financial facility of the Company or such Subsidiary.

(d) As of the date hereof, neither the Company nor a Subsidiary is, nor has the Company or a Subsidiary agreed to become, bound by any guarantee, indemnity, surety or similar commitment which has not be reflected in the Company Financials.

(e) As of the date hereof, except as set forth in Section 2.7(e) of the Disclosure Schedule, the Company does not have any credit cards issued in its own name or that of any officer or employee of the Company or any person connected with any officer or employee.

(f) Neither the Company nor a Subsidiary has received any grants, allowances, loans or financial aid of any kind from any government departmental or other board, body, agency or authority which may become liable to be refunded or repaid in whole or in part.

(g) Neither the Company nor a Subsidiary has engaged in financing of a type which is not required to be, or has not been, shown or reflected in the Company Financials.

2.8 Real Property.

(a) Neither the Company nor any of its Subsidiaries owns any real property.

(b) Section 2.8(b) of the Disclosure Schedule sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”). All leases, licenses, subleases, or other such agreements providing the Company or any of its Subsidiaries the right to use or occupy the Leased Real Property (the “Lease Documents”) are in full force and effect, are valid and effective in accordance with their respective terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity, and there is not, under any of the Lease Documents, any material existing breach, default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or its Subsidiaries or, to the Company’s Knowledge, any third party under any of the Lease Documents. Except as set forth on Section 2.8(b) of the Disclosure Schedule, (i) no parties other than the Company or any of its Subsidiaries have a right to occupy any material Leased Real Property, (ii) the Leased Real Property is used only for the operation of the business of the Company and its Subsidiaries, (iii) to the Knowledge of the Company, the Leased Real Property and the physical assets of the Company and the Subsidiaries are, in all material respects, in reasonable operating condition and repair, (iv) to the Knowledge of the Company, the Leased Real Property is in compliance, in all material respects, with all applicable Laws, and (v) neither the Company nor any of its Subsidiaries will be required to incur any material cost or expense for any restoration or surrender obligations, or any other material costs otherwise qualifying as asset retirement obligations under Financial Accounting Standards Board Statement of Financial Accounting Standard No. 143 “Accounting for Asset Retirement Obligations,” upon the expiration or earlier termination of any leases or other occupancy agreements for the Leased Real Property.

(c) The Company has made available to Acquirer true, correct and complete copies of all Lease Documents.

2.9 Valid Title. The Company and each of its Subsidiaries have good, marketable and valid title to, or, in the case of leased properties, valid leasehold interests in, all of their material tangible Assets and Properties, real, personal and mixed, reflected in the latest Company Financials, free and clear of any Liens except for Liens securing obligations reflected in the Company Financials and Permitted Liens, and (c) such imperfections of title and Liens, if any, which do not materially impair the continued use of the properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties. The rights, properties and assets presently owned, leased or licensed by the Company and its Subsidiaries include all rights, properties and assets necessary to permit the Company and its Subsidiaries to conduct their business in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

2.10 Intellectual Property Rights.

(a) Section 2.10(a) of the Disclosure Schedule lists (i) all Company Registered Intellectual Property Rights, (ii) the jurisdiction in which each such item of Company Registered Intellectual Property Rights has been registered or filed and the applicable registration or serial number, if any; and (iii) any proceedings or actions pending as of the date hereof before any Governmental or Regulatory Authority (including the PTO or equivalent authority anywhere in the world) related to any of the Company Registered Intellectual Property Rights, other than proceedings in the ordinary course related to the prosecution or application for such Registered Intellectual Property Rights.

(b) Section 2.10(b) of the Disclosure Schedule contains a list of each product (including products for which the development is substantially complete), manufactured and sold by or on behalf of Company or its Subsidiaries, in the two years preceding the date hereof (“Company Products”).

(c) The Company has all Intellectual Property Rights necessary for the conduct of the Business as currently conducted. Except as set forth in Section 2.10(c) of the Company Disclosure Schedule, each item of Company Technology and Company Intellectual Property Rights, listed in Section 2.10(a) of the Disclosure Schedule, is owned exclusively by the Company and is free and clear of any Liens.

(d) Except as set forth in Section 2.10(d) of the Disclosure Schedule, all material Company Intellectual Property Rights were developed or created by either (i) employees of the Company acting within the scope of their employment, or (ii) by third parties who have validly and irrevocably assigned all of their rights, including Intellectual Property Rights, to the Company.

(e) Except pursuant to agreements described in Section 2.10(e) of the Disclosure Schedule, the Company has not transferred ownership of any material Intellectual Property Rights that are or were Company Intellectual Property Rights to any other Person.

(f)(i) Section 2.10(f)(i) of the Disclosure Schedule lists all material written Contracts and Licenses to which the Company or a Subsidiary is a party in which Company grants licenses to material Company Intellectual Property Rights other than agreements entered into in the ordinary course in connection with the sale or licensing of Company Products (“Out-Licenses”);

(ii) Section 2.10(f)(ii) of the Disclosure Schedule lists all material written Contracts and Licenses under which a third party has licensed to the Company material Intellectual Property Rights (“In-Licenses”), excluding Contracts and Licenses for Off-the-Shelf Software (“In-Licenses”).

(g) Except as set forth in Section 2.10(g) of the Disclosure Schedule, the Company is not in breach of, nor has it failed to perform under any of the Contracts and Licenses listed on Sections 2.10(f)(i) and (ii) of the Disclosure Schedules and, to the Company’s Knowledge, no other Person who is a party to such Contracts and Licenses is in material breach of or has materially failed to perform thereunder. Except as set forth in the In-Licenses, the Company is not obligated to compensate any person in connection with the use of any Intellectual Property Rights in the conduct of the Business.

(h) Except as set forth in Section 2.10(h) of the Disclosure Schedule, the operation of the Business as currently conducted including, without limitation, making, using, offering for sale, selling and importing of current Company Products does not (A) infringe the Intellectual Property Rights of any third Person, and (B) the Company has not received any notice asserting such infringement.

(i) With respect to each item of Company Registered Intellectual Property Right that the Company reasonably wishes to maintain, all necessary registration, maintenance, renewal fees, annuity fees and taxes in connection with such Registered Intellectual Property Rights have been paid and all necessary documents and certificates in connection with such Company Registered Intellectual Property Rights have been filed with the relevant Patent, Copyright, Trademark or other authorities in the United States or foreign jurisdictions where the Company has filed documents for such purpose, as the case may be, for the purposes of maintaining such Registered Intellectual Property Rights. Except as set forth in Section 2.10(i) of the Disclosure Schedule there are no actions that must be taken by the Company within one hundred twenty (120) days of the date hereof, including the payment of any registration, maintenance, renewal fees, annuity fees and taxes or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property Rights.

(j) In each case in which the Company has acquired ownership of any material Intellectual Property Rights from any Person, the Company has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in such Intellectual Property Rights (including the right to seek past and future damages with respect to such Intellectual Property Rights) to the Company. To the maximum extent provided for by, and in accordance with, applicable Laws, the Company has recorded each such assignment of Registered Intellectual Property Rights with the relevant Governmental or Regulatory Authority, including the PTO, the U.S. Copyright Office, or their respective equivalents in any foreign jurisdiction. Except where Company has made a reasonable business judgment not to pursue or maintain such rights: (i) the Company Registered Intellectual Property Rights have not expired or been cancelled or abandoned; and (ii) in accordance with the legal and administrative requirements of the applicable jurisdictions all necessary prosecution, registration, maintenance and renewal fees due on or before the Closing Date have been made, and all documents, recordations and certificates, required as of the Closing Date for the purposes of maintaining such Company Registered Intellectual Property Rights have been filed. Without limiting the foregoing, to the Company’s Knowledge, no material facts or circumstances exist, that would render any of the Company Registered Intellectual Property Rights invalid or unenforceable.

(k) To the Company’s Knowledge, no Person is infringing or misappropriating any Company Intellectual Property Rights in a manner that has or is likely to constitute a Material Adverse Change.

(l) Neither the Company nor any Subsidiary has asserted or threatened in writing any claim against any Person alleging any infringement or misappropriation of any Company Intellectual Property Rights.

(m) The Company has (i) taken commercially reasonable steps to protect the Company’s rights in confidential information and trade secrets of the Company that, in its reasonable business judgment, it wishes to protect, and (ii) with respect to trade secrets of third Parties provided by any other Person to the Company subject to a duty of confidentiality has otherwise complied with its confidentiality obligations, if any, under any applicable agreement with the disclosing party to maintain and protect the confidentiality of all such trade secrets.

(n) No Company Intellectual Property Rights or any Company Product is subject to any Order, Action or Proceeding that restricts the use, transfer or licensing of any Company Intellectual Property Rights by the Company or that may affect the validity, use or enforceability of such Company Intellectual Property Rights.

(o) Neither this Agreement nor any transactions contemplated by this Agreement will result in the granting any rights or licenses with respect to the Intellectual Property Rights of Acquirer after the Closing Date, to any Person pursuant to any written Contract to which the Company is a party.

(p) Except as set forth in Section 2.10(p) of the Disclosure Schedule, no source code of any software or program (i.e., software code in human readable un-compiled form “Source Code”), or any portion, aspect or segment of any Source Code that is owned by or developed by or for the Company (“Company Software”) has been combined with any Open Source Software such that the Company Software is also Open Source Software. Section 2.10(p) of the Disclosure Schedule sets forth a complete and accurate list of all material software owned by third parties and all Open Source Software that is incorporated, embedded, or bundled with any Company Product. “Open Source Software” means “open source,” “shareware,” or “freeware” or other software licensed under the GPL, LGP or similar license requiring licensee to make its own Source Code available under the same terms as such license.

(q) The Company has not licensed or provided to any Person, any Source Code for any Company Software. Section 2.10(q) of the Disclosure Schedule identifies each Contract pursuant to which the Company has deposited with an escrow agent or any other Person, any of its RTL code or computer software and code in Source Code. The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in a release of any Source Code owned by the Company or any of its Subsidiaries.

(r) None of the Company Products contains any undisclosed worms, viruses, trojan horses, malware or other harmful software components or any other software designed or intended to have, or capable of performing or causing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such software is stored or installed, (ii) damaging or destroying any data or file without the user’s consent or (iii) sending information to the Company or any other Person.

(s) Neither the Company nor its Subsidiaries collects or has collected any personally identifiable information from any third parties in contravention of any applicable Laws.

(t) No government funding and no facilities of a university, college, other educational institution or research center were used in the development of any material Company Intellectual Property Rights. To the Company’s Knowledge, no current or former employee, consultant or independent contractor of the Company who contributed to the creation or development of any Company Intellectual Property has performed services for any government or any university, college, other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company.

(u) Neither Company nor any Subsidiary is or has ever participated or been a member, promoter of, contributor to any industry standards body where, as a result of such participation or membership, Company or a Subsidiary could be compelled to grant or offer a third party a license to any material Company Intellectual Property Rights.

(v) The Company has taken commercially reasonable, industry standard security measures to protect the confidentiality, integrity and security of the IT Systems and any software, data or information stored thereon.

2.11 Contracts.

(a) Section 2.11(a) of the Disclosure Schedule (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following Contracts (true and complete copies of which together with all amendments and supplements thereto and all waivers of any terms thereof, have been provided or made available to Acquirer prior to the execution of this Agreement), to which the Company or a Subsidiary is a party or by which any of its Assets and Properties is bound:

(i) all Contracts (excluding Plans) providing for a commitment of employment or consultant services for a specified or unspecified term;

(ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or a Subsidiary to engage in any business activity or compete with any Person or prohibiting or limiting the ability of any Person to compete with the Company or a Subsidiary;

(iii) all partnership, joint venture, stockholders’ or other similar Contracts;

(iv) all Contracts relating to Indebtedness in an amount of Fifty Thousand Dollars ($50,000) or more and all Contracts relating to any fixed or floating security interest in the Company, any of its Subsidiaries or their respective assets;

(v) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with the applicable accounting standards;

(vi) all Contracts entered into outside the ordinary course of business (A) with independent contractors, distributors, dealers, manufacturers’ representatives, sales agencies or franchisees, (B) with aggregators, manufacturers and equipment vendors, and (C) with respect to the sale of services, products or both, to customers;

(vii) all guarantees of any Indebtedness or other obligations to any Person, including, but not limited to, any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, Liabilities or Indebtedness of any other Person;

(viii) all Contracts between or among the Company or a Subsidiary, on the one hand, and any current or former officer, director, stockholder, Affiliate or Associate of the Company or any Associate of any such officer, director, stockholder or Affiliate, on the other hand, other than Contracts disclosed pursuant to Section 2.11(a)(viii) of the Disclosure Schedule;

(ix) all collective bargaining contracts;

(x) all Contracts that, after giving effect to the assignment of the Contracts to Acquirer, would (A) limit or contain restrictions on the ability of Acquirer to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its shares, to incur Indebtedness, to incur or suffer to exist any Lien, to purchase or sell any Assets and Properties, to change the lines of business in which it participates or engages, (B) require Acquirer to maintain specified financial ratios or levels of net worth or other indicia of financial condition or (C) require Acquirer to maintain insurance in certain amounts or with certain coverage;

(xi) all Contracts that provide for continuing research and development and/or design or other services after the Closing Date;

(xii) any Contract that expires or may be renewed at the option of any Person other than the Company or a Subsidiary, so as to expire more than one (1) year after the date of this Agreement;

(xiii) other than any Lease Documents, any Contract that is (a) not terminable by the Company or a Subsidiary upon thirty (30) days (or less) notice by the Company or such Subsidiary and (b) (1) has an express termination fee payable by the Company or a Subsidiary in excess of Fifty Thousand Dollars ($50,000) (either alone or pursuant to a series of related contracts) or (2) requires the provision of services by the Company to any Person after the Closing;

(xiv) any Contract containing any covenant (A) limiting in any material respect the right of the Company or a Subsidiary to engage or compete in any line of business, to make use of any material Intellectual Property Rights owned by the Company or a Subsidiary or to compete with any Person, (B) granting any exclusive distribution rights, (C) providing “most favored nation” terms for Company Products or services, or (D) which otherwise materially and adversely affects or could affect the right of the company to produce and market the Company Products or services or to purchase or obtain any material software, components or parts;

(xv) all currently effective powers of attorney and comparable delegations of authority; and

(xvi) all other Contracts not otherwise required to be disclosed above in Section 2.11(a) of the Disclosure Schedule which are material to the Company or its Subsidiaries.

(xvii) Each Contract required to be disclosed in Section 2.11(a) of the Disclosure Schedule is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms and, to the Knowledge of the Company, against each other party thereto.

(b) Except as set forth in Section 2.11(b) of the Disclosure Schedule:

(i) neither the Company nor its Subsidiaries have materially violated or breached, or committed any default under, any Contract to which it is a party, and, to the Knowledge of the Company, no other Person has materially violated or breached, or committed any default under, any such Contract;

(ii) to the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a material violation or breach of any of the provisions of any Contract, (B) give any Person the right to declare a default or exercise any remedy under any Contract, (C) give any Person the right to accelerate the maturity or performance of any Company Contract, or (D) give any Person the right to cancel, terminate or materially modify any Company Contract;

(iii) since the Statement Date, neither the Company nor its Subsidiaries have received any notice or to the Knowledge of the Company, other communication regarding any actual or possible material violation or breach of, or default under, any Contract; and

(iv) neither the Company nor its Subsidiaries have waived any of its material rights under any material Contract.

(c) Except as set forth in Section 2.11(c) of the Disclosure Schedule, the Company has never guaranteed or otherwise agreed to cause, insure or become liable for, nor pledged any of the Assets and Properties to secure, the performance or payment of any obligation or other Liability of, any other Person.

(d) No Person is renegotiating, or has a right pursuant to the terms of any Contract to renegotiate, any amount paid or payable under any material Contract or any other term or provision of any material Contract.

(e) The Company has no Knowledge of any basis upon which any party to any Company Contract may object to (i) the assignment to Acquirer of any right under such Contract, or (ii) the delegation to or performance by Acquirer of any obligation under such Contract.

2.12 Employees.

(a) A complete and accurate list setting forth all employees, officers and consultants of the Company and the Subsidiaries as of the date hereof, together with their titles or positions, dates of hire, regular work location and current annual cash base compensation, and all employment contracts or other agreements (other than standard offer letters for at will employment and which do not include any provisions for severance pay and standard employment agreement required by applicable local Law) between the Company or a Subsidiary and any employee, officer or consultant relating to the performance of services is included in Section 2.12(a) of the Disclosure Schedule. Copies of all such agreements have been delivered or made available to Acquirer. Except as set forth in Section 2.12(a) of the Disclosure Schedule, the completion of the transactions contemplated by this Agreement will not result in any payment or increased payment becoming due to any current or former officer, director, or employee of, or consultant to, the Company or a Subsidiary.

(b) Except as set forth in Section 2.12(b) of the Disclosure Schedule, to the Knowledge of the Company, no employee, officer, director, contractor or consultant of the Company or a Subsidiary:

(i) has given or received notice terminating his or her employment or engagement or altering its terms, and no such person will be entitled as a result of the entering into of this Agreement or the consummation of the Merger to give notice of termination or to claim for any payment or benefit or to treat himself as being released from any obligation and, to the Knowledge of the Company, no such person is planning to terminate his or her employment as of or shortly after the Closing; or

(ii) is currently on sabbatical or paternal leave.

(c) Neither the Company nor its Subsidiaries has entered into any agreement or given any assurance regarding any future variation in any contract of employment or other agreement in respect of any of their employees, officers, directors, consultants or contractors or any agreement imposing an obligation on the Company or a Subsidiary to increase the basis and/or rates of remuneration or payment and/or the provision of other benefits to or on behalf of its directors, employees, consultants or contractors at any future date.

(d) To the Knowledge of the Company, the officers of the Company are not aware of any facts or matters affecting any employee of the Company which might reasonably be considered grounds for dismissing such employee.

(e) No grievance or complaint of sex, race or disability discrimination, is pending in an administrative or litigation proceeding nor, to the Knowledge of the Company, has been raised by any employee, director or consultant or former employee, director or consultant of the Company in the twelve months prior to Closing.

(f) Neither the Company nor its Subsidiaries has made any loans to or entered into any credit transaction with any of its directors or any employee or officer which has not been reflected in the Company Financials.

(g) The Company and each Subsidiary has made available to Acquirer true, complete and correct copies of (i) each Plan (or, in the case of any unwritten Plans, descriptions thereof), (ii) the three most recent annual reports filed with the IRS with respect to each Plan (if any such report was required), (iii) the most recent summary plan description and summary of material modifications for each Plan for which such summary plan description is required, (iv) each trust agreement and group annuity contract relating to any Plan and (v) all correspondence with the IRS or United States Department of Labor relating to any outstanding controversy or audit. Each Plan has been maintained, funded, operated and administered in compliance in all material respects with applicable laws, including, without limitation, ERISA and the Code. All Plans required to have been approved by any non United States Governmental Entity (or permitted to have been approved to obtain any beneficial tax or other status) have been so approved or timely submitted for approval, no such approval has been revoked (nor, as of the date of this Agreement, to the Knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor relating to any such Plan that is reasonably likely to affect any such approval relating thereto or increase the costs relating thereto.

(h) There are no agreements and there have been no communications, written or oral, that would prevent any Company plan or agreement that provides welfare benefits (each a “Welfare Plan”) (including any Welfare Plan covering retirees or other former employees) from being amended or terminated without material liability to the Company or any of its Subsidiaries on or at any time after the Closing. No Welfare Plan provides benefits after termination of employment, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or beneficiaries) or as required by Section 4980B(f) of the Code, ERISA or other applicable Law.

(i) Section 2.12(i) of the Disclosure Schedule identifies each Plan that is or has ever been a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder. Each such nonqualified deferred compensation plan (i) since January 1, 2005, has been operated in good faith compliance with Section 409A of the Code and associated Treasury Department guidance (collectively, “Section 409A”), and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A, and (ii) in existence prior to January 1, 2005 has not been “materially modified” within the meaning of Section 409A. Neither the Company nor any of its Subsidiaries (i) has been required to report to any Governmental Authority any corrections made or Taxes due as a result of a failure to comply with Section 409A, and (ii) has any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A. Nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject a person having rights under any such nonqualified deferred compensation plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A. Each Company Option was originally granted with an exercise price that the board of directors of the Company in good faith, based on a reasonable valuation method, determined to be not less than the fair market value of a share of Company Ordinary Shares on the date of grant. No Tax or any acceleration of Taxes as a result of Section 457A of the Code would be reasonably expected to occur for any person with respect to any Plans that are “nonqualified deferred compensation plans” within the meaning of Section 457A of the Code (or that would be such “nonqualified deferred compensation plans” but for an exemption thereunder).

(j) Except as expressly set forth in Section 2.12(j) of the Disclosure Schedule, no persons will be entitled to any severance, change in control, termination, bonus or other additional compensation or benefits from or on behalf of the Company or any of its Subsidiaries or any acceleration of the time of payment or vesting of any compensation or benefits as a result of the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event) or any compensation or benefits related to or contingent upon, or the value of which will be calculated on the basis of the Merger or any of the other transactions contemplated by this Agreement (alone or in combination with any other event). Neither the Company nor any Company Affiliate or successor thereto shall have any liability of any nature under the Opulan Technologies Corp. Key Employee Incentive Plan or any other similar plan in existence prior to the Closing Date. The execution and delivery of this Agreement, the consummation of the Merger and the other transactions contemplated by this Agreement (alone or in combination with any other event) and compliance by the Company with the provisions of this Agreement do not and will not (A) trigger any funding (through a grantor trust or otherwise) of, or increase the cost of, or give rise to any other obligation under, any Plan or agreement, (B) trigger the forgiveness of indebtedness owed by any persons to the Company or any of its affiliates (C) result in any violation or breach of, or a default (with or without notice or lapse of time or both) under, or limit to the Company’s ability to amend, modify or terminate, any Plan or agreement, or (D) result in the imposition of tax on any person under Section 4999 of the Code or a loss of a tax deduction to Acquirer under Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any indemnity or gross-up obligation for any Taxes or interest imposed under Section 4999.

(k) Neither the Company nor any of its Subsidiaries has received written, or to the Knowledge of the Company, oral notice of, and, to the Knowledge of the Company, there are no, pending investigations by any Governmental or Regulatory Authority with respect to, or pending termination proceedings or other claims (except claims for benefits payable in the normal operation of the Plans), suits or proceedings against or involving any Plan or asserting any rights or claims to benefits under, any Plan.

(l) All contributions, premiums and benefit payments under or in connection with the Plans that are required to have been made by the Company or any of its Subsidiaries have been timely made.

(m) No Plan is a plan subject to Title IV of ERISA. No Plan is a “multiemployer plan” as defined in Sections 3(37) of ERISA and 414(f) of the Code, nor a “multiple employer plan” as described in Sections 4063(a) of ERISA and 413 of the Code, and neither the Company nor any Person which, together with the Company, would be treated as a single employer under Sections 4001 of ERISA or 414 of the Code has ever contributed or had an obligation to contribute to any such plans.

(n) There are no controversies or labor or trade disputes or union organization activities pending or, to the Knowledge of the Company, threatened between the Company or a Subsidiary and any of its respective employees nor are there facts known to the Company or its Subsidiaries which might indicate that there may be any such dispute or activities.

(o) No collective bargaining agreements are binding on the Company or its Subsidiaries as of the Closing Date. As of the date hereof, none of the Company’s or the Subsidiaries’ employees are employed by any other employer pursuant to a co-employment or employee leasing arrangement with the Company or its Subsidiaries. Each of the Company’s employees has a right to reside and work in the jurisdiction in which they are employed.

(p) There are no existing or former employees that have a right of employment or re-employment with the Company or a Subsidiary.

(q) Neither the Company nor any of its Subsidiaries has or had any consultant which under labor laws or tax laws would be deemed as an employee.

(r) There is no pending or, to the Knowledge of the Company, threatened (i) claim by, or outstanding settlement with, any current or former Company or Subsidiary director, officer, or employee or any other affiliated person against the Company, (ii) labor or union litigation in relation to former employees or officers, or (iii) strike.

(s) All accrued costs or pensions, holidays, overtime and bonuses accrued up to the respective Company Financials date are set out in the respective Company Financials.

(t) Each current and former employee, officer, and consultant of the Company and its Subsidiaries have executed an agreement which contains a clause assigning the inventions created by the employee to the Company. No current or former employee, officer or consultant of the Company or any Subsidiary has excluded works or inventions from his or her assigned inventions pursuant to such proprietary information and inventions agreement or similar agreement which contains a clause in this respect.

2.13 Compliance, Licenses and Consents.

(a) The Company and its Subsidiaries have maintained and are in compliance in all material respects with the terms of all material public approvals, permissions, authorizations and/or licenses (“Public Authorizations”) required to be obtained by it in connection with the conduct of the Business.

(b) Neither the Company nor any Subsidiary has received any written notice that any material Public Authorization is likely to be revoked, suspended or cancelled or subject to non-renewal.

(c) Neither the Company nor its Subsidiaries (i) has committed nor, to the Knowledge of the Company, is it liable for, and, to the Knowledge of the Company, no claim has been made that it has committed or is liable for, any criminal or illegal act, or (ii) received written notice that it is in breach of any obligation or duty whether imposed by or pursuant to statute.

(d) Neither the Company nor its Subsidiaries is the subject of any public prohibition or injunction, and, to the Knowledge of the Company, no such prohibition or injunction is imminent and no proceedings in respect thereof have been commenced. Neither the Company nor its Subsidiaries has received written notification that any investigation or inquiry is being, or has been, conducted by, or received any written request for information alleging a violation of Public Authorizations from any governmental, regulatory or other authority, department, board, body or agency in respect of its affairs.

(e) Each agreement or transaction made between the Company and a shareholder or a party affiliated with a shareholder has been made on arm’s length basis and in compliance with all applicable laws.

(f) The execution, delivery and performance of this Agreement and the transactions contemplated hereby does not and will not require the Company or a Subsidiary to obtain any material consent, approval or action of, or make any filings with or give notice to any customer, material supplier or landlord.

2.14 Substantial Customers and Suppliers. Section 2.14 of the Disclosure Schedule lists the five (5) largest customers of the Company, collectively, on the basis of revenues collected or accrued for the most recent complete fiscal year, and lists such revenues. Section 2.14 of the Disclosure Schedule lists the five (5) largest suppliers of the Company on the basis of cost of goods or services purchased for the most recent fiscal year and lists such costs of goods or services purchased. Except as disclosed in Section 2.14 of the Disclosure Schedule, no such customer or supplier has ceased or materially reduced its purchases from or sales or provision of services to the Company since the Statement Date or, to the Knowledge of the Company, has threatened to cease or materially reduce such purchases or sales or provision of services after the date hereof.

2.15 Accounts Receivable. Except as set forth in Section 2.15 of the Disclosure Schedule, the accounts and notes receivable of the Company reflected on the Company Financials, and all accounts and notes receivable arising subsequent to December 31, 2009, (a) arose from bona fide sales transactions in the ordinary course of business, consistent with past practice, and are payable on ordinary trade terms, (b) to the Knowledge of the Company, are legal, valid and binding obligations of the respective debtors enforceable in accordance with their respective terms, (c) to the Knowledge of the Company, are not subject to any valid set-off or counterclaim, and (d) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

2.16 Inventory. All inventory of the Company reflected on the balance sheet included in the Company Financials consisted, and all such inventory acquired since the Statement Date consists, of a quality and quantity usable and salable in the ordinary course of business as currently conducted. Except as disclosed in the notes to the Company Financials or in Section 2.16 of the Disclosure Schedule, all items included in the inventory of the Company are the property of the Company free and clear of any Lien, have not been pledged as collateral, are not held by the Company on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or Regulatory Authorities.

2.17 Banks and Brokerage Accounts. Section 2.17 of the Disclosure Schedule sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship, (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company having signatory power with respect thereto, and (c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

2.18 Accounts Payable. Except as set forth in Section 2.18 of the Disclosure Schedule, the accounts payable of the Company reflected on the Company Financials, and all accounts payable arising subsequent to the Statement Date, arose in the normal and ordinary course of the business of the Company and such accounts payable are not past due and there are no material collection actions currently pending with respect to such accounts payable.

2.19 Warranty Obligations.

(a) Section 2.19(a) of the Disclosure Schedule sets forth (i) a list of all forms of written warranties, guarantees and written warranty policies of the Company in respect of any of the Company’s products and services, which are currently in effect (the “Warranty Obligations”), and the duration of each such Warranty Obligation, (ii) each of the Warranty Obligations which is subject to any dispute or, to the Knowledge of the Company, threatened dispute, and (iii) the experience of the Company with respect to warranties, guarantees and warranty policies of or relating to the Company’s products and services. True and correct copies of the Warranty Obligations have been delivered or made available to Acquirer prior to the execution of this Agreement.

(b) Except as disclosed in Section 2.19(b) of the Disclosure Schedule, (i) there have not been any material deviations from the Warranty Obligations, and no salesperson, employee or agent of the Company is authorized to undertake obligations to any customer or other Person in material excess of such Warranty Obligations and (ii) the balance sheet included in the Interim Financial Statements reflects adequate reserves for Warranty Obligations. All products manufactured, designed, licensed, or sold by the Company (A) are and were free from material defects in construction and design and (B) satisfy any and all Contract or other specifications related thereto to the extent stated in writing in such Contracts or specifications, in each case, in all material respects.

2.20 Performance of Services. All services that have been performed by the Company were performed properly and substantially in conformity with the terms and requirements of the applicable material warranties and other Contracts and with all applicable Laws. To the Knowledge of the Company, Acquirer will not incur or otherwise become subject to any Liability arising directly or indirectly from any services performed by the Company. There is no claim pending or, to the Knowledge of the Company, being threatened against the Company relating to any services performed thereby.

2.21 Approvals.

(a) Section 2.21(a) of the Disclosure Schedule contains a list of all material Approvals of Governmental or Regulatory Authorities relating to the business conducted by the Company which is required to be given to or obtained by the Company or a Subsidiary from any and all Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements (other than the required officers’ certificates, and such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under foreign, state or federal securities laws).

(b) Section 2.21(b) of the Disclosure Schedule contains a list of all material Approvals which are required to be given to or obtained by the Company from any and all third parties other than Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(c) All material Approvals from Governmental or Regulatory Authorities necessary to conduct the Business as it is currently being conducted are set forth in Section 2.21(c) of the Disclosure Schedule. Except as set forth in Section 2.21(c) of the Disclosure Schedule, the Company has obtained all material Approvals from Governmental or Regulatory Authorities necessary to conduct the Business in the manner as it is currently being conducted and there has been no written notice received by the Company of any material violation or material non-compliance with any such Approvals.

(d) The Requisite Vote is the only vote of the holders of any Company Capital Stock necessary to approve this Agreement and the transactions contemplated hereby.

2.22 Tax.

(a) All Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries have been duly filed on a timely basis and such Tax Returns were, when filed, true, complete and correct. The Company and each of its Subsidiaries have, within the time and in the manner prescribed by Law, paid all Taxes that are due and payable. The Company and its Subsidiaries have withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party. There are no liens on any of the assets of the Company and its Subsidiaries with respect to Taxes, other than liens for Taxes not yet due and payable. None of the Company or any of its Subsidiaries has been at any time a member of an affiliated group of corporations filing consolidated, combined or unitary income or franchise Tax Returns. No Governmental or Regulatory Authority in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return has made a claim in writing that such corporation is or may be subjected to taxation by that jurisdiction.

(b) The Company’s liabilities for unpaid Taxes for all periods through the Statement Date have been properly accrued on the Company Financials in accordance with GAAP. No liability for Taxes of the Company and its Subsidiaries has been incurred or material amount of taxable income has been realized (or prior to and including the Closing Date will be incurred or realized) after the Statement Date other than either in the ordinary course of business or as relates solely to Excluded Taxes.

(c) The Company has provided to Acquirer true and complete copies of (i) all income tax audit reports, statements of deficiencies, closing or other agreements received by or on behalf of the Company and its Subsidiaries relating to Taxes, and (ii) all federal, state and foreign income or franchise Tax Returns and state sales and use Tax Returns for or including the Company and its Subsidiaries since the Company’s and its Subsidiaries’ inception.

(d) No audit of the Tax Returns of or including the Company and its Subsidiaries by a government or taxing authority is in process, threatened in writing or, to the Knowledge of the Company, pending (either in writing or orally, formally or informally). No deficiencies exist or have been asserted in writing with respect to Taxes of the Company and its Subsidiaries, and the Company and its Subsidiaries have not received written notice that it has not filed a Tax Return or paid Taxes required to be filed or paid. Neither the Company nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened in writing against the Company, any of its Subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by (nor will the Company or any of its Subsidiaries, prior to the Closing, become a party to or become bound by) any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, and neither the Company nor any of its Subsidiaries has liability or obligation to any Person as a result of, or pursuant to, any such agreement, contract or arrangement. During the two-year period ending with the Closing Date, neither the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation in a transaction described in section 355(a) of the Code and intended to qualify for tax-free treatment thereunder.

(f) None of the Company or any of its Subsidiaries has any liability for Taxes of any other Person under Income Tax Regulations section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) as a transferee or successor, by contract or otherwise.

(g) None of the Company or any of its Subsidiaries has (i) received or been the subject of a Tax Ruling or a request for a Tax Ruling, (ii) entered into a Closing Agreement with any Governmental or Regulatory Authority that would have a continuing effect or consequence after the Closing Date, (iii) changed any financial or Tax accounting methods, policies or practices, except as required by a change in GAAP or applicable Law, (iv) made, revoked or amended any material Tax election, or (v) filed any amended Tax Return or claim for refund.

(h) None of the Company or any of its Subsidiaries is required to include in income any adjustment pursuant to section 481 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and no Governmental or Regulatory Authority has proposed in writing any such change in accounting method.

(i) None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a period ending on or prior to the Closing Date, (ii) Closing Agreement entered into on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Income Tax Regulations under section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax Law) occurring or arising on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, or (v) prepaid amount received on or prior to the Closing Date, other than any prepaid amounts received in the ordinary course of business.

(j) Neither the Company nor any of its Subsidiaries has nor has had a permanent establishment in any country, other than its jurisdiction of incorporation or organization, which would subject it to taxation in such country.

(k) Each of the Company and its Subsidiaries is in compliance with any applicable transfer pricing requirements, including but not limited to section 482 of the Code and the Treasury Regulations thereunder and corresponding or similar provisions of state, local or foreign Tax law, as they apply to transfer pricing between controlled entities.

(l) Neither the Company nor any of its Subsidiaries is, has been or will have been a controlled foreign corporation within the meaning of section 957 of the Code or a passive foreign investment company within the meaning of sections 1291-1297 of the Code at any time during the period beginning with the start of its taxable year that includes the Closing Date and ending on the Closing Date, both dates inclusive; provided, that for purposes of determining passive foreign investment company status, the effects of any election made by Acquirer with respect to the Merger under section 338 of the Code shall be ignored.

2.23 Environmental Matters. Except as set forth in Section 2.23 of the Disclosure Schedule:

(a) The Company and its Subsidiaries possess any and all Environmental Permits necessary to or required for the operation of their business as currently conducted or as reasonably contemplated to be conducted.

(b) The Company and its Subsidiaries are in compliance in all material respects with (i) all terms, conditions and provisions of its Environmental Permits; and (ii) all applicable Environmental Laws.

(c) Neither the Company nor any of its Subsidiaries has received any written notice alleging any actual or potential responsibility for, or any inquiry regarding, (i) any Release or threatened or suspected Release of any Hazardous Material, or (ii) any violation of

Environmental Law, and there is no outstanding civil, criminal or administrative action, suit hearing or proceeding pending or, to the Knowledge of the Company, threatened against the Company or a Subsidiary pursuant to any Environmental Law.

(d) Neither the Company nor any of its Subsidiaries has any liability with respect to the cleanup or remediation of any Release or threatened or suspected Release of any Hazardous Material or any violation of Environmental Law, and there has been no such Release or threatened or suspected Release of any Hazardous Material which would reasonably be expected to form the basis of any such cleanup or remediation obligation or liability.

2.24 Absence of Litigation.

(a) No litigation, arbitration, administrative or criminal proceedings by or against the Company or its Subsidiaries are pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries. To the Knowledge of the Company, there are no facts or circumstances which will give rise to any litigation, arbitration, administrative or criminal proceedings against the Company or its Subsidiaries.

(b) Neither the Company nor its Subsidiaries are subject to any judgment, injunction or other judicial or arbitral decision or award which in any material respect restricts the Company’s present or future business.

2.25 Export Control Laws. The Company and each of its Subsidiaries have at all times conducted their export transactions materially in accordance with (i) all applicable U.S. export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations, and (ii) all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing:

(a) The Company and each of its Subsidiaries have obtained, and are in material compliance with, all export licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings with any Governmental Entity required for (i) the export and re-export of products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”);

(b) There are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals; and

(c) To the Company’s Knowledge, as of the date hereof, there are no actions, conditions or circumstances pertaining to the Company’s or any Subsidiary’s export transactions that have given rise to any material claims.

2.26 Foreign Corrupt Practices Act. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries (including any of their officers, directors, agents, distributors, employees or other Person acting on behalf of the Company or its Subsidiaries) have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery legal requirements applicable to the Company or any of its subsidiaries in any jurisdiction other than the United States (collectively, the “FCPA”), or, to the Company’s Knowledge, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with the FCPA.

2.27 Insurance Coverage. The Company has made available to Acquirer true, correct and complete copies of all policies of insurance of the Company and its Subsidiaries issued at the request or for the benefit of the Company. Such policies are and will be outstanding and duly in force on the Closing Date and, unless Acquirer determines otherwise after the Closing, at least one month following the Closing Date. To the Knowledge of the Company, there are no circumstances that will (i) lead to a claim against such insurance or (ii) lead to any such insurance being revoked, violated or not renewed in the ordinary course. Section 2.27 of the Disclosure Schedule identifies each insurance claim made by the Company with respect to any insurance policy of the Company or any predecessor insurance policy.

2.28 Related Party Transactions. Except as set forth in Section 2.28 of the Disclosure Schedule: (a) no Related Party has any direct or indirect interest of any nature in any of the Company’s Assets and Properties; (b) no Related Party is, or has at any time since December 31, 2008 been, indebted to the Company; (c) since December 31, 2008, no Related Party has entered into, or has had any direct or indirect financial interest in, any Company Contract, transaction or business dealing of any nature involving the Company; (d) no Related Party is competing, or has at any time since December 31, 2008 competed, directly or indirectly, with the Company; (e) no Related Party has any claim or right against the Company or its Assets and Properties; and (f) to the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that might (with or without notice or lapse of time) directly or indirectly give rise to or serve as a basis for any material claim or right in favor of any Related Party against the Company.

2.29 Brokers or Finders. No person is entitled to receive from the Company any finder’s fee, brokerage or other commission in connection with this Agreement or the sale and purchase of the Company or of all or part of the Company’s Assets and Properties.

2.30 Solvency.

(a) The Company has never, at any time, (i) made a general assignment for the benefit of creditors, (ii) filed, or had filed against it, any bankruptcy petition or similar filing, (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets, or (iv) admitted in writing its inability to pay its debts as they become due.

(b) The Company is not now insolvent, nor is it reasonably anticipated that the Company will be rendered insolvent by any of the transactions contemplated by this Agreement.

(c) Immediately after giving effect to the consummation of the Merger, (i) it is reasonably anticipated that the Company will be able to pay its Liabilities as they become due in the usual course of its business, (ii) the Company will have assets (calculated at fair market value) that exceed their Liabilities, and (iii) taking into account all pending litigation, final judgments against the Company in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, the Company will be unable to satisfy any such judgments promptly in accordance with their terms as well as all other obligations of the Company.

2.31 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement and the transactions contemplated hereby (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the Assets and Properties of the Company pursuant to (i) any provision of the Company’s charter documents, or (ii) any material agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which the Company is a party or by which the Assets and Properties of the Company is bound, or (b) to the Knowledge of the Company, conflict with or result in any material breach or violation of or require any consent, approval or action of, or require the Company or any shareholder to make any filing with or under any statute, judgment, decree, order, rule or governmental regulation applicable to the Company or its respective properties or assets or any governmental or regulatory agency, except in the case of clauses (a)(i) and (ii) and except for any of the foregoing that would, individually or in the aggregate, not constitute a Material Adverse Change, not reasonably be expected to result in the creation of any material lien, charge or encumbrance upon any assets of the Company or not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

2.32 Compliance with Money Laundering Laws. The respective operations of each of the Company and any of its Subsidiaries are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental or Regulatory Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental or Regulatory Authority or any arbitrator involving the Company and/or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

2.33 Compliance of Subsidiaries with PRC Law.

(a) All material consents, approvals, authorizations or licenses required under PRC Laws for the due and proper establishment and operation of each Company WOFE has been duly obtained from the relevant PRC Governmental or Regulatory Authorities and are in full force and effect.

(b) All filings and registrations with the PRC Governmental or Regulatory Authorities required in respect of each Company WOFE and its capital structure and operations including, without limitation, the registration with the Ministry of Commerce, the State Administration of Industry and Commerce or their respective local divisions, the State Administration of Foreign Exchange, tax bureau and customs authorities has been duly completed in accordance with the relevant PRC Laws.

(c) Each Company WOFE has complied with all relevant PRC Laws regarding the contribution and payment of its registered share capital, the payment schedule of which has been approved by the relevant PRC Governmental or Regulatory Authorities. There are no outstanding commitments made by the Company or any Subsidiary (or any of their shareholders) to sell any equity interest in any Company WOFE.

(d) No Company WOFE has received any letter or notice from any relevant PRC Governmental or Regulatory Authority notifying it of revocation of any licenses or qualifications issued to it or any subsidy granted to it by any PRC Governmental or Regulatory Authority for non-compliance with the terms thereof or with applicable PRC Laws, or the lack of compliance or remedial actions in respect of the activities carried out by any Company WOFE.

(e) Each Company WOFE has conducted its business activities within the permitted scope of business or has otherwise operated its business in compliance with all relevant PRC Laws and with all requisite licenses and approvals granted by competent PRC Governmental or Regulatory Authorities. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any material part of any Company WOFE’s business which is subject to periodic renewal, the Company has no knowledge of any reasons related to any Company WOFE for which such requisite renewals will not be granted by the relevant PRC Governmental or Regulatory Authorities.

(f) With regard to employment and staff or labor, each Company WOFE has complied with all applicable PRC Laws in all material respects, including without limitation, those pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

2.34 Absence of 401(k) Plans. Neither the Company nor any of its Subsidiaries has any Plan which is intended to meet the requirements of section 401(k) of the Code, and which is sponsored, or contributed to, by the Company or a Subsidiary.

2.35 No Misleading Statements. No representation or warranty made herein, in the Disclosure Schedule or in the Schedules and Exhibits attached hereto by the Company and no statement contained in any certificate, list or other writing provided to Acquirer pursuant to this Agreement contains any untrue statement of a material fact or, to the Company’s Knowledge, omits a material fact necessary in order to make the statements contained herein or therein, in light of the circumstances under which they are made, not misleading..

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF ACQUIRER AND MERGER SUB

Each of Acquirer and Merger Sub hereby represents and warrants as follows:

3.1 Organization. Acquirer is a company duly incorporated, validly existing and in good standing under the laws of Bermuda and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

3.2 Authority. Each of Acquirer and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by Acquirer and Merger Sub of their obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Acquirer and Merger Sub, respectively. This Agreement is a valid and binding obligation of Acquirer and Merger Sub.

3.3 No Conflict with Other Instruments. The execution, delivery and performance of this Agreement (a) will not result in any violation of, conflict with, constitute a breach, violation or default (with or without notice or lapse of time, or both) under, give rise to a right of termination, cancellation, forfeiture or acceleration of any obligation or loss of any benefit under, or result in the creation or encumbrance on any of the Assets and Properties of Acquirer or a Subsidiary, pursuant to (i) any provision of Acquirer’s certificate of incorporation or bylaws or Merger Sub’s Governing Documents, or (ii) any material agreement, contract, understanding, note, mortgage, indenture, lease, franchise, license, permit or other instrument to which Acquirer or a Subsidiary is a party or by which the properties or assets of Acquirer or a Subsidiary is bound, or (b) to the knowledge of Acquirer after reasonable inquiry, conflict with or result in any breach or violation of any statute, Order, rule or governmental regulation applicable to Acquirer or a Subsidiary or their respective Assets and Properties, except, in the case of clauses (a)(ii) and (b) for any of the foregoing that would not, individually or in the aggregate, have a material adverse effect on Acquirer and its Subsidiaries, taken as a whole, or that would not result in the creation of any material Lien, charge or encumbrance upon any assets of Acquirer or a Subsidiary or that would not prevent, materially delay or materially burden the transactions contemplated by this Agreement.

3.4 Governmental Consents. No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental or Regulatory Authority is required by or with respect to Acquirer or Merger Sub in connection with the execution and delivery of this Agreement by Acquirer and Merger Sub or the consummation by Acquirer and Merger Sub of the transactions contemplated hereby, except for such consents, approvals, Orders, authorizations, registrations, declarations, qualifications or filings as may be required under foreign, federal or state securities laws in connection with the transactions set forth herein or which the failure to obtain would not have a material adverse effect on the consummation by Acquirer of the transactions contemplated hereby.

3.5 Sufficient Funds. Acquirer has cash or cash-equivalent funds on hand that will allow it to consummate the transactions contemplated by this Agreement, including full payment of the Merger Consideration.

ARTICLE 4

CONDUCT PRIOR TO THE CLOSING DATE

4.1 Conduct of Business of the Company. Concurrently with the execution of this Agreement, the Company shall have submitted a Working Operating Plan in a form previously approved by Acquirer. The Working Operating Plan shall, among other matters, contain a detailed spending budget and set forth a maximum dollar amount to be spent by the Company (the “Spending Limit”) between the date of this Agreement and the Closing Date. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Closing, the Company agrees (unless the Company is required to take such action pursuant to this Agreement or by applicable Law or Acquirer shall give its prior consent in writing, which shall not be unreasonably withheld, conditioned or delayed) to, and to cause its Subsidiaries to, carry on the Business in the usual, regular and ordinary course consistent with past practice and in any event in accordance with the Working Operating Plan, to pay its Liabilities and Taxes consistent with the Company’s and its Subsidiaries’ past practices (and in any event when due), to pay or perform other obligations when due consistent with the Company’s and its Subsidiaries’ past practices (other than Liabilities, Taxes and other obligations, if any, contested in good faith through appropriate proceedings), and, to the extent consistent with such business, to use all commercially reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, independent contractors and other Persons having business dealings with the Company and its Subsidiaries. In addition, prior to Closing, the Company shall, and shall cause its Subsidiaries to, cooperate in good faith with Acquirer to facilitate the transition of the Company’s and its Subsidiaries’ customers and vendors, including, but not limited to, obtaining assignments, consents, and assurances from such customers and vendors with respect to the Merger if reasonably requested by Acquirer. Except as contemplated by this Agreement, the Company shall not, and shall cause its Subsidiaries not to, without the prior written consent of Acquirer, take or agree in writing to take, any action that would make any of their representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent the Company from performing, or knowingly cause the Company not to perform its agreements and covenants hereunder, or knowingly cause any condition to Acquirer’s closing obligations in Section 7.1 or Section 7.3 not to be satisfied. Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, (i) the Company shall cause its officers to report regularly (but in no event less frequently than every week) to Acquirer concerning the status of the Business if requested by Acquirer, and (ii) except as set forth in Section 4.1 of the Disclosure Schedule or as required or permitted by this Agreement or the Plan, the Company shall not do, knowingly cause or authorize any of the following, including by any Subsidiary (unless the Company or such Subsidiary is required to take such action pursuant to this Agreement or by applicable Law), without the prior written consent of Acquirer, which shall not be unreasonably withheld, conditioned or delayed:

(a) Charter Documents: cause or permit any amendments to its Articles of Association or Memorandum of Association or the charter documents of any of its Subsidiaries;

(b) Dividends; Changes in Capital Stock: declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its shares, or split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares, or repurchase or otherwise acquire, directly or indirectly, any shares except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares at original (or lower) cost in connection with any termination of service to it;

(c) Stock Options: grant any Company Option or other Company Equity Award;

(d) Contracts: except as permitted by the Working Operating Plan, enter into any Contract or commitment, or violate, amend or otherwise modify or waive any of the material terms of any of its or its Subsidiaries’ Contracts, other than Contracts in the ordinary course of business consistent with past practice which involve total obligations of less than twenty-five thousand dollars ($25,000) individually and which are not otherwise material to the business of the Company;

(e) Issuance of Securities: issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of Company Capital Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of Company Ordinary Shares pursuant to the conversion of outstanding Company Preference Shares or the exercise of vested Company Equity Awards outstanding as of the date hereof;

(f) Intellectual Property: enter into or amend any material Contract or License to dispose of, license or transfer to any Person any exclusive rights to any Company Intellectual Property Rights other than non-exclusive licenses in connection with the sale of the Company Products in the ordinary course of business consistent with past practice;

(g) Exclusive Rights: enter into or amend any agreement pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of the Company Products or Technology;

(h) Dispositions: sell, lease, license or otherwise dispose of or encumber any of the material (individually or in the aggregate) Assets and Properties of the Company or any Subsidiary, except for sales of products in the ordinary course of business consistent with past practice;

(i) Indebtedness: incur any Indebtedness for borrowed money or guarantee any such Indebtedness or issue or sell any debt securities or guarantee any debt securities of others or assume or incur any long term liabilities;

(j) Payment of Obligations: pay, discharge or satisfy any Liability arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Company Financials or in the Working Operating Plan;

(k) Capital Expenditures: make any capital expenditures, capital additions or capital improvements except in accordance with the Working Operating Plan;

(l) Termination or Waiver: terminate or waive any right of material value;

(m) Employee Benefit Plans; New Hires; Pay Increases: adopt or amend any employee benefit or stock purchase or option Plan, except as required by Law, or hire any new consultant or employee (except as permitted under the Working Operating Plan), pay any special bonus or special remuneration to any employee, consultant or director or increase the salaries, wage rates or compensation of any employee or consultant;

(n) Severance Arrangements: grant any severance or termination pay to any employee, director, officer or consultant, except payments made pursuant to standard written agreements outstanding on the date hereof;

(o) Lawsuits: commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquirer prior to the filing of such a suit, or (iii) for a breach of this Agreement;

(p) Acquisitions: acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(q) Taxes: make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r) Revaluation: revalue any of its assets, including writing down the value of inventory or writing off notes or accounts receivable; or

(s) Other: take or agree in writing to take, any of the actions described in Section 4.1(a) through Section 4.1(r) above, or any other action that would prevent the Company from performing, or knowingly cause the Company not to perform, its covenants and agreements hereunder.

4.2 No Control of the Company’s Business. Nothing contained in this Agreement shall give Acquirer or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time.

4.3 No Solicitation. The Company will not take, nor will the Company authorize (and since May 24, 2010 inclusive the Company has not taken nor authorized) any of the Company’s representatives to (directly or indirectly) take, any of the following actions with any Person other than Acquirer and its representative: (a) solicit, encourage, initiate, entertain, accept, approve or knowingly participate in any proposals or offers from, or participate in or conduct discussions with or engage in negotiations with, any Person relating to any offer, indication of interest or proposal, oral, written or otherwise, formal or informal (a “Competing Proposed Transaction”), with respect to any possible Business Combination with the Company or a Subsidiary (whether such Subsidiaries are in existence on the date hereof or are hereafter organized), (b) provide information not customarily disclosed, consistent with the Company’s past practices, with respect to the Company or a Subsidiary (whether such Subsidiary is in existence on the date hereof or are hereafter organized) to any Person, other than Acquirer and its Representative, relating to (or which the Company believes or should reasonably know would be used for the purpose of formulating an offer, indication of interest or proposal with respect to), or otherwise assist, cooperate with, facilitate or encourage any effort or attempt by any such Person with regard to, any possible Business Combination with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (c) agree to or enter into a Contract with any Person, other than Acquirer, providing for or approving a Business Combination with the Company or any Subsidiary (whether such Subsidiary is in existence on the date hereof or is hereafter organized), (d) make or authorize any statement, recommendation, solicitation or endorsement in support of any possible Business Combination with the Company or any Subsidiary (whether such subsidiary is in existence on the date hereof or is hereafter organized) other than by Acquirer, or (e) authorize, encourage or knowingly permit any of the Company’s representatives to take any such action. As of May 24, 2010, the Company ceased and caused to be terminated any such contacts or negotiations with any Person relating to any such transaction or Business Combination. In addition to the foregoing, if the Company receives prior to the Closing or the termination of this Agreement any offer, indication of interest or proposal (formal or informal, oral, written or otherwise) relating to, or any inquiry or contact from any Person with respect to, a Competing Proposed Transaction, the Company shall promptly (in any event not later than 24 hours after receipt by the Company) notify Acquirer thereof, such notice to include the identity of the Person or Persons making such offer, indication of interest or proposal and the terms thereof, and will keep Acquirer apprised on a current basis of the status of any such offer, indication of interest or proposal and of any modifications to the terms thereof; provided, however, that this provision shall not in any way be deemed to limit the obligations of the Company and its representatives set forth in the first paragraph in this Section 4.3. Each of the Company and Acquirer acknowledge that this Section 4.3 was a significant inducement for Acquirer to enter into this Agreement and the absence of such provision would have resulted in either (i) a material reduction in the consideration to be paid to the Company Securityholders in the Merger or (ii) a failure to induce Acquirer to enter into this Agreement.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1 Voting Agreements; Company Shareholder Approval.

(a) Concurrently with the execution of this Agreement, each of the Company Shareholders set forth on Schedule 5.1(a) shall have executed and delivered to Acquirer a Voting Agreement in the form attached hereto as Exhibit G. The Company Shareholders delivering an executed Voting Agreement shall represent shares of Company Capital Stock comprising at least the Requisite Vote necessary to approve this Agreement, the Merger and the transactions contemplated hereby and thereby under the Companies Law. No breach of any Voting

Agreement shall have occurred or be continuing. None of the Company Shareholders identified on Schedule 5.1(a) shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify its Voting Agreement.

(b) The Company, through its board of directors, shall unanimously recommend to the Company Shareholders that the Company Shareholders approve and adopt this Agreement, the Merger and the transactions contemplated hereby and thereby (the “Recommendation”). Promptly after the execution of this Agreement and in accordance with the Companies Law, the Company shall submit this Agreement, the Recommendation, the Merger Documents and the transactions contemplated hereby and thereby, together with a notice of a general meeting of the Company Shareholders (the “Special Shareholder Meeting”) in form and substance that complies in all respects with the Companies Law, the Company’s Articles of Association and the Memorandum of Association (the “Notice of Meeting”) to all of the Company Shareholders for approval as provided by the Companies Law and the Company’s Articles of Association and the Memorandum of Association. Prior to the distribution of the Notice of Meeting and related materials, Acquirer and its counsel shall be provided a reasonable opportunity to review and comment thereon.

(c) The Company shall hold the Special Shareholder Meeting within twenty (20) Business Days following the execution of this Agreement. If there are insufficient shares of Company Capital Stock represented at the Special Shareholder Meeting to constitute a quorum in accordance with the Company’s Articles of Association, or if there are otherwise insufficient votes at the time of the Special Shareholder Meeting to approve the Merger, the chairman shall propose a motion to adjourn the Special Shareholder Meeting to a later date to solicit additional proxies. At the Special Shareholder Meeting, the Company shall introduce a special resolution pursuant to Section 60 of the Companies Act to approve the Merger, this Agreement the other documents contemplated hereby and the transactions contemplated hereby and thereby. The Company shall use its good faith efforts to solicit and obtain approval by the Company Shareholders constituting the Requisite Vote to approve the Merger, this Agreement, the other documents contemplated hereby and the transactions contemplated hereby and thereby (“Shareholder Approval”) within twenty (20) Business Days following the execution of this Agreement.

(d) The Company shall comply with the Companies Law and all other applicable Laws with respect to the submission of this Agreement, the Merger Documents and the transactions contemplated hereby and thereby, the distribution of the Notice of Meeting and the solicitation of the Shareholder Approval. Promptly, but in no event more than five (5) Business Days after the date of the Shareholder Approval, the Company shall (i) deliver notice to each Company Shareholder who provided written objection to the Merger prior to the Special Shareholder Meeting at which the Shareholder Approval was obtained of the authorization of the proposed Merger in accordance with the Companies Law.

(e) Neither the board of directors of the Company nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify the recommendation of the board of directors of the Company that the Company Shareholders adopt and approve this Agreement and the Merger.

5.2 Access to Information. Between the date of this Agreement and the earlier of the Closing Date and the termination of this Agreement, upon reasonable prior notice by Acquirer, the Company shall, and shall cause its Subsidiaries to (a) give Acquirer and its officers, employees, accountants, counsel, financing sources and other agents and representatives reasonable access to all buildings, offices, and other facilities and to all Books and Records of the Company and its Subsidiaries, whether located on the premises of the Company, a Subsidiary or at another location; (b) permit Acquirer to make such inspections as it may reasonably require; (c) cause its officers to furnish Acquirer such financial, operating, technical and product data and other information with respect to the business and Assets and Properties of the Company and its Subsidiaries as Acquirer from time to time may reasonably request, including financial statements and schedules; and (d) allow Acquirer the opportunity to interview such employees and other personnel and Affiliates of the Company and its Subsidiaries with the Company’s prior written consent, which consent shall not be unreasonably withheld or delayed; provided, however, that no investigation pursuant to this Section 5.2 shall affect or be deemed to modify any representation or warranty made by the Company herein. Materials furnished to Acquirer pursuant to this Section 5.2 may be used by Acquirer for strategic planning purposes relating to accomplishing the transactions contemplated hereby. Acquirer’s access to information under this Section 5.2 shall not unduly interfere with the operations of the Company or any of its Subsidiaries, cause a material violation of any material Contract to which the Company or any of its Subsidiaries is a party, cause or be reasonably expected to cause a risk of loss of privilege or trade secret protection to the Company or any of its Subsidiaries, cause or be reasonably expected to cause a violation of the applicable Law, or involve any invasive or environmental testing of any Leased Real Property

5.3 Confidentiality. The Parties acknowledge that Acquirer and the Company have previously executed a non-disclosure agreement dated May 18, 2010 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Without limiting the foregoing, all information furnished to, made available, or delivered to Acquirer and its officers, employees, accountants and counsel by the Company and its Subsidiaries, and all information furnished to, made available, or delivered to the Company by Acquirer and its officers, employees, accountants and counsel, shall be covered by the Confidentiality Agreement, and Acquirer and the Company (and after the Closing, the Company Securityholders) shall be fully liable and responsible under the Confidentiality Agreement for any breach of the terms and conditions thereof by their respective Subsidiaries, officers, employees, accountants, counsel and other representatives. Furthermore, without limiting the foregoing, each of the Parties hereby agrees to keep the terms of this Agreement (except to the extent contemplated hereby) and such information or knowledge obtained in any investigation pursuant to Section 5.2, or pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, confidential under the terms of the Confidentiality Agreement.

5.4 Approvals. The Company shall use commercially reasonable efforts to obtain all Approvals from Governmental or Regulatory Authorities or under any of the Contracts or other agreements as may be required in connection with the Merger (all of which Approvals are set forth in the Disclosure Schedule) so as to preserve all rights of and benefits to the Company thereunder and Acquirer shall provide the Company with such assistance and information as is reasonably required to obtain such Approvals.

5.5 Notification of Certain Matters. The Company shall give prompt notice to Acquirer, and Acquirer shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company or Acquirer, respectively, contained in this Agreement to be untrue or inaccurate at or prior to the Closing Date, and (b) any failure of the Company or Acquirer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied in any material respect by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect any remedies available to the party receiving such notice.

5.6 Additional Documents and Further Assurances; Cooperation. At the request of Acquirer, each other Party shall, and at the request of the Securityholder Representative, Acquirer shall execute and deliver such other instruments and do and perform such other acts and things (including all action reasonably necessary to seek and obtain any and all consents, waivers and approvals of any Governmental or Regulatory Authority or Person required in connection with the Merger; provided, however, that Acquirer shall not be obligated to consent to any divestitures or operational limitations or activities in connection therewith and no Party shall be obligated to make a payment of money as a condition to obtaining any such consent, waiver or approval) as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby. Each Party agrees to use commercially reasonable efforts to cause the conditions set forth in Article 7 to be satisfied, where the satisfaction of such conditions depends on action or forbearance from action by such party.

5.7 Intellectual Property. The Company shall give Acquirer prompt notice of any Person that shall have (a) commenced, or shall have notified the Company that it intends to commence, an Action or Proceeding, or (b) provided the Company with notice, in either case which allege(s) that any of the Intellectual Property Rights, including the Company Intellectual Property, presently embodied, in the Company Products, infringes or otherwise violates the Intellectual Property Rights of such a third Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property Rights. The Company shall cooperate with Acquirer in making arrangements, prior to the Closing Date, reasonably satisfactory to Acquirer in its sole discretion to effect the assignment to the Company of all Intellectual Property Rights created by the Company’s employees and consultants, and to obtain the cooperation of such Persons to complete all appropriate patent filings related thereto. The Company shall maintain the Company Intellectual Property in the ordinary course.

5.8 Expenses. All fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting, and all other fees and expenses of third parties incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be the obligation of the respective Party incurring such fees and expenses; provided, that, all Transaction Related Expenses shall be paid by the Company at or prior to the Closing.

5.9 Public Disclosure. Unless otherwise required by Law (including federal and state securities laws) or, as to Acquirer, by the rules and regulations of the NASDAQ Stock Market LLC (the “Nasdaq Stock Market”), prior to the Closing Date, no public disclosure (whether or not in response to any inquiry) of the existence of any subject matter of, or the terms and conditions of, this Agreement shall be made by any Party hereto unless approved by Acquirer and the Company prior to release; provided, however, that such approval shall not be unreasonably withheld or delayed.

5.10 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the board of directors of the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the Ancillary Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

5.11 Company’s Auditors. The Company will use commercially reasonable efforts to cause its management and its independent auditors to facilitate on a timely basis (a) the preparation of financial statements (including pro forma financial statements if required) as required by Acquirer to comply with applicable SEC regulations, (b) the review of any Company audit or review work papers, including the examination of selected interim financial statements and data, and (c) the delivery of such representations from the Company’s independent accountants as may be reasonably requested by Acquirer or its accountants. Any cost and expenses beyond those incurred to meet statutorily required audits and related work applicable to the Company and its Subsidiaries and incurred by the Company solely as a result of complying with Acquirer’s request under this Section 5.11 shall be borne by Acquirer and shall not be deemed part of the Transaction Related Expenses.

5.12 Company Employees. Following the Closing Date, Acquirer shall provide the Company’s and its Subsidiaries’ employees who remain employed by the Company or a Subsidiary after the Closing (each, a “Transferred Employee”) with substantially similar compensation and benefits in the aggregate as those provided to similarly situated employees of Acquirer and its Affiliates. Each Transferred Employee shall be entitled, to the extent permitted under Acquirer’s Plans (as defined below), to credit for eligibility and vesting purposes (but not benefit accrual purposes) under each of Acquirer’s Plans for all periods of service for which such Transferred Employee was granted credit under a similar Plan in which such Transferred Employee was eligible to participate immediately prior to the Closing Date. For purposes of determining the severance, if any, and vacation entitlements of each Transferred Employee as of the Closing Date, Acquirer will take into account all service taken into account under the severance and vacation plans, respectively, in which such Transferred Employee was eligible to participate immediately prior to the Closing Date. With respect to any Acquirer’s Plan under which a Transferred Employee is entitled to medical, dental, hospitalization or other health insurance, to the extent permitted, Acquirer will grant each Transferred Employee credit for all co-payments and deductibles paid by such Transferred Employee in the year in which the Closing Date occurs under a similar Plan. Acquirer will use commercially reasonable efforts to ensure that such Plans will not impose any preexisting condition limitation under any medical, dental, health or other similar welfare plan in which Transferred Employees are entitled to participate that would exclude coverage under such plan for any claim of a Transferred Employee for which coverage would have been provided under the corresponding Plan. For purposes of this Section 5.12, the term “Acquirer’s Plan” means an employee benefit plan, program or arrangement maintained by Acquirers or their affiliates in which a Transferred Employee is or becomes eligible to participate following the Closing Date. The Company agrees to provide Acquirer with the information reasonably required by Acquirer to meet its obligations under this Section 5.12. The provisions of this Section 5.12 are for the sole benefit of the Parties and nothing in this Section 5.12, express or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefit plans, programs or arrangements maintained for or provided to Transferred Employees or any other employees of Acquirer prior to, on or following the Effective Time, or of the Company following the Effective Time, or impose an obligation on any of the Company or Acquirer to establish, continue, amend, terminate or otherwise take any action with respect to any compensation or benefits plan, program or arrangement, or (ii) confer upon or give to any Person (including any current or former employees, directors, or independent contractors of any of the Company or Acquirer), other than the Parties hereto, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.12). For the avoidance of doubt, no provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions or existence of employment and benefits that may be provided to any employee by the Company or Acquirer or under any benefit plan which the Company or Acquirer may maintain.

5.13 Spreadsheet. The Company shall deliver to Acquirer three (3) Business Days prior to the Closing Date a spreadsheet (the “Spreadsheet”) in a form reasonably acceptable to Acquirer, which spreadsheet shall be certified as complete and correct by the Chief Executive Officer of the Company (such certification, the “Spreadsheet Certificate”) as of the Closing and which shall include, among other things, as of the Closing:

(a) With respect to each holder of Company Capital Stock, (i) such Person’s address, (ii) the number and type of shares of Company Capital Stock held by such Person, (iii) the respective certificate number(s), if issued, representing such shares, (iv) the respective date(s) of acquisition of such shares, (v) the Pro Rata Portion applicable to such Person, (vi) the aggregate amount of cash (or percentage of the Closing Consideration) to be paid to such Person at the Closing in respect of such shares, (vii) the amount of cash to be deposited into the Escrow Fund on behalf of such Person, (viii) the percentage of any Earnout Payments such Person would be entitled to receive if the earnout is met, (ix) any amounts required to be withheld, and (x) such other information relevant thereto or that Acquirer or the Paying Agent may reasonably request;

(b) With respect to each holder of a Company Option, (i) such Person’s address, (ii) the number of shares of Company Capital Stock underlying each Company Option held by such Person, (iii) the respective grant date(s) of such Company Options, (iv) the respective exercise price(s) per shares of such Company Options, (v) the respective vesting arrangement(s) with respect to such Company Options, (vi) whether such Company Options are incentive stock options or non-qualified stock options, and (vii) such other information relevant thereto that Acquirer may reasonably request.

5.14 Certified Closing Date Balance Sheet. Not less than three (3) Business Days prior to the Closing Date, the Company shall deliver to Acquirer an unaudited estimated balance sheet of the Company as of the last Business Day prior to the Closing Date (the “Closing Date Balance

Sheet”) prepared in accordance with GAAP which sets forth, among other entries, the Transaction Related Expenses upon the Closing, together with a certificate, signed by the Company’s Chief Executive Officer, certifying that the Closing Date Balance Sheet is complete, accurate and has been prepared in good faith in accordance with the terms of this Agreement (the “Closing Date Balance Sheet Certificate”).

5.15 Termination of Company Employment Contracts; Severance Payments. At the request of Acquirer, the Company shall terminate prior to the Closing any existing Company employment agreements which contain severance, vesting acceleration or other similar provisions unless such termination is prohibited by Law, with the cost allocation of any such termination to be agreed upon by the Parties. Prior to the Closing, the Company shall make severance and/or other payments consistent with Company’s past policies to employees of the Company or its Subsidiaries who are not Transferred Employees (provided that, the number of terminated employees shall not exceed ten percent (10%) of the Company’s employees as of the date hereof) and such payments, if required by applicable Law, shall not be deemed to be part of the Transaction Related Expenses. Acquirer shall refund the Company Securityholders (through the Securityholder Representative) any amounts paid in connection with such terminations to those employees who are terminated and who become service providers to Acquirer or its affiliates within one (1) year of the Closing.

5.16 Termination of Company Key Employee Incentive Plan. Prior to Closing, the Company shall have terminated the Opulan Technologies Corp. Key Employee Incentive Plan, adopted as of May 5, 2006, (the “Company Key Employee Incentive Plan”) in accordance with its terms and shall have obtained consents necessary to terminate such Plan without liability to the Company or any other Person.

5.17 Payoff of Bridge Notes. Subject to prior written approval by Acquirer of the proposed amounts required to payoff the Bridge Notes, Company shall have paid Three Million Five Hundred Thousand Dollars ($3,500,000) in principal plus accrued but unpaid interest and a premium not to exceed Fifteen Thousand Dollars ($15,000) in the aggregate to payoff all of the Company’s Bridge Notes in full from the Company’s cash at hand prior to Closing.

5.18 Valid Execution of Government Contract. The Company shall use its best efforts to obtain prior to the Closing Date the authorized signature of the relevant PRC Governmental or Regulatory Authority to the unsigned Contract for Scientific Research (2010 Edition), by and among Shanghai Science and Technology Commission, Zheng Liu and Opulan Technologies Shanghai Corp.

5.19 280G Waiver. The Company shall, and shall cause its Subsidiaries to, obtain at least one business day prior to the Closing Date from each Person to whom any payment or benefit (including, without limitation, the vesting of any Company Equity Award) is required or proposed to be made that could constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code) a written agreement waiving such Person’s right to receive some or all of such payment or benefit (the “Waived Benefit”) so that all remaining payments and benefits applicable to such Person shall not be deemed to be a parachute payment that would not be deductible under Section 280G of the Code, and to accept in substitution for the Waived Benefit the right to receive such remaining payment or benefit only if approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code. Each such waiver shall identify the specific Waived Benefit and shall provide that if such stockholder approval is not obtained, such payments shall not be made and such Person shall have no right or entitlement with respect thereto. As soon as practicable thereafter but in any event prior to the Closing Date, the Company shall obtain stockholder approval, in a manner that complies with Section 280G(b)(5)(B) of the Code, of all such payments that have been conditioned on the receipt of such approval. The determination of which payments may be deemed to constitute parachute payments, the form of each such waiver, and the disclosure and other circumstances of any such stockholder approval shall be provided to Acquirer for Acquirer’s advance review and comment.

ARTICLE 6

SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND

AGREEMENTS; INDEMNIFICATION ESCROW PROVISIONS

6.1 Survival of Representations, Warranties, Covenants and Agreements. Acquirer shall have the right to rely fully upon the representations, warranties, covenants and agreements of the Company contained in this Agreement or any closing certificates. The representations, warranties, covenants and agreements contained in this Agreement or any closing certificates shall not be affected by any investigation conducted for or on behalf of Acquirer with respect thereto or any knowledge acquired by Acquirer or its officers, directors, employees or agents as to the accuracy or inaccuracy of any such representation or warranty. Except for this Article 6 (which shall survive until the payment in full of all indemnification claims properly and timely made pursuant to the terms of this Article 6) all of the representations, warranties, covenants and agreements of the Company contained in this Agreement, any closing certificates or in any instrument delivered pursuant to this Agreement shall survive the Merger and continue for eighteen (18) months (or shall survive until the earlier of: (i) forty-eight (48) months after the Closing Date; or (ii) the expiration of the applicable statute of limitations with respect to the representations and warranties set forth in Sections 2.10, 2.22, and 2.26) following the Closing Date, which period is generally intended to modify the statute of limitations applicable to claims related thereto and all claims with respect thereto must be brought within such eighteen (18) month (or shall survive until the earlier of: (i) forty-eight (48) months after the Closing Date; or (ii) the expiration of the applicable statute of limitations with respect to the representations and warranties set forth in Sections 2.10, 2.22, and 2.26) period; provided, however, that no statute of limitations shall apply to the representations and warranties set forth in Section 2.3 and in no event shall the applicable statute of limitations be altered with respect to claims based on fraud, willful misconduct, or willful misrepresentation and any claims made thereunder may be made at any time during the respectively applicable statute of limitations. All of the representations, warranties and covenants of Acquirer and Merger Sub shall expire upon the Closing.

6.2 Indemnification Provisions.

(a) Right to Indemnification.

(i) Subject to the limitations set forth herein, Acquirer, Merger Sub and each of their officers, directors, employees, agents, Affiliates and Associates (collectively, the “Acquirer Indemnitees”) shall be indemnified and held harmless by the Company Securityholders severally and not jointly, from and against any and all Losses (whether or not involving a Third Party Claim) incurred by Acquirer Indemnitees directly or indirectly as a result of:

(A) any inaccuracy or breach of a representation or warranty of the Company contained herein including, but not limited to, the representations and warranties set forth in Sections 2.3, 2.10, 2.22, and 2.26 (the “Specified Representations”) (provided, that, in the event of any such breach or inaccuracy, for purposes of determining the amount of any Losses, no effect will be given to any qualification as to “materiality” or Material Adverse Effect contained therein);

(B) any failure by the Company (prior to the Closing) to perform or comply with any covenant contained herein;

(C) any Pre-Closing Taxes in excess of the amounts thereof reflected on the Closing Date Balance Sheet and any and all liabilities of the Company or its Subsidiaries arising from a failure by any employee or other provider of services to the Company or its Subsidiaries to timely file or otherwise properly make an election under Section 83(b) of the Code with respect to any shares of Company Capital Stock “subject to a substantial risk of forfeiture” within the meaning of Section 83(a) of the Code;

(D) any Liabilities or obligations owed by the Company or any Subsidiary to any Securityholder, whether as an officer, director, or shareholder of the Company, or member of his or her immediate family (including any commitment to make loans or extend or guarantee credit or other obligations) arising from or relating to any action, inaction, event occurrence or circumstance occurring or existing on or prior to the Closing Date other than compensation, benefits, and expense reimbursement due such Person in the ordinary course of business consistent with past practice;

(E) any claims for indemnification or related expense reimbursement by or in respect of any current or former officer, director or agent of the Company or any Subsidiary arising from or relating to any action, inaction, event occurrence or circumstance occurring or existing on or prior to the Closing Date;

(F) any amount by which the Company exceeds the Spending Limit in the Working Operating Plan as of 11:59 p.m. California time on the Closing Date to the extent not previously adjusted for in full pursuant to Section 1.6(c);

(G) any inaccuracies in the Closing Date Balance Sheet to the extent not already otherwise adjusted pursuant to Section 6.2(a)(i);

(H) the amount of any Excess Transaction Related Expenses not paid in full prior to or at the Closing and not previously adjusted for pursuant to Section 1.6(c);

(I) any cash paid by Acquirer after the Effective Time to the Company Shareholders (whether reflected on the Registrar of Members or incorrectly omitted) as to which dissenters’ or appraisal rights have been properly exercised under the Companies Act (or any other applicable law) pursuant to a decision of a court of competent jurisdiction or otherwise in excess of what such Company Shareholder would be entitled to receive hereunder (the “Excess Dissenting Share Payments”);

(J) the amount of any Change of Control Payments to the extent not previously adjusted for in full pursuant to Section 1.6(c);

(K) all Taxes imposed on Acquirer or any of its Subsidiaries with respect to the PRC capital gains tax as a result of transactions described in this Agreement, to the extent not fully satisfied by the former Company Shareholders;

(L) any claim of a former or current employee of any Company WOFE regarding any Company WOFE’s failure, if any, to comply with its obligations under the laws and regulations of the People’s Republic of China, to (i) offer such employee a right of first refusal to acquire an invention transferred by any Company WOFE on or before the Closing Date; or (ii) award reasonable remuneration to such employee regarding any Company WOFE’s commercial exploitation of an invention;

(M) any claim of a third party regarding Company’s failure, if any, to comply with its obligations under the laws and regulations of the PRC to register all agreements relating to the import or export of intellectual property under the PRC Regulations on Administration of Technology Import and Export promulgated by the PRC State Council or the Administration of Registration of PRC Technology Import and Export contract promulgated by the PRC Ministry of Commerce;

(N) any claim related to a failure to make contributions to, properly maintain or comply with applicable laws or regulations relating to the Company’s or its Subsidiaries’ SIMPLE IRA Plan; or

(O) any claim relating to the matters set forth in Schedule 6.2(a)(i)(O).

(ii) Except in the case of fraud, willful misconduct or willful misrepresentation by the Company, in the event of a breach of a Specified Representation, or in the case of Losses described in Section 6.2(a)(i)(C) or (K), the Escrow Fund shall be the sole and exclusive remedy available to Acquirer Indemnitees for any and all Losses arising out of, in connection with, or relating to, this Agreement, any certificates, all exhibits and schedules hereto and all transactions contemplated hereunder, regardless of whether such Losses arise in tort, for breach of contract or otherwise and except as specifically set forth in this paragraph, Acquirer Indemnitees shall not be entitled to make claims of any kind for amounts in excess of the Escrow Fund.

(iii) Except in the case of any claims as a result of fraud, willful misconduct, or willful misrepresentation or under Section 6.2(a)(i)(C), (F), (H), (I), (J), (K), (N) and (O) Acquirer may not make any claims against the Escrow Fund unless the aggregate Losses incurred or sustained exceed One Hundred Fifty Thousand Dollars ($150,000) (the “Basket”) (at which such time claims may be made for all Losses incurred or sustained).

(iv) Any limitations set forth in this Section 6.2(a) or otherwise shall not apply to Losses directly or specifically resulting from fraud, willful misconduct or willful misrepresentation or breaches of any of the Specified Representations or to Losses described in Section 6.2(a)(i)(C) or (K). With respect to such Losses, (A) the right of a Party to be indemnified and held harmless pursuant to the indemnification provisions in this Agreement shall be in addition to and cumulative of any other remedy of such Party at law or in equity and (B) no such Party shall, by exercising any remedy available to it under this Article 6, be deemed to have elected such remedy exclusively or to have waived any other remedy, whether at law or in equity, available to it. Notwithstanding any other provisions in this Agreement or otherwise, any Company Securityholder’s liability for any Losses under this Agreement in aggregate shall not exceed 25% of the aggregate consideration such Company Securityholder received pursuant to this Agreement unless such Company Securityholder’s own fraud, willful misconduct or willful misrepresentation was a cause of such Losses.

(b) Escrow Fund Release Date; Distribution of Escrow Amount upon Escrow Release Date. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Closing and shall terminate at 5:00 p.m., California time, on the first anniversary of the Closing Date (the “Escrow Release Date”), and all cash then remaining in the Escrow Fund shall be distributed as set forth in this Section 6.2(b) and the Escrow Agreement. Subject to the following requirements, within five (5) Business Days following the Escrow Release Date, the Escrow Agent shall release to the Company Shareholders, in proportion to the number of shares of Company Capital Stock each such Company Shareholder held immediately prior to the Closing Date and consistent with the Spreadsheet, which, upon the written consent of Acquirer and the Securityholder Representative, may be amended to adjust for Company Shareholders who have made a demand for appraisal rights pursuant to Section 238 of the Companies Law and any such amendments shall be provided in writing to the Escrow Agent the balance of the Escrow Amount together with all remaining interests less (i) any amounts paid to Acquirer prior to such date in accordance with this Article 6, and (ii) any amount that is reasonably necessary, as reflected in documentation provided by Acquirer to the Securityholder Representative and Escrow Agent in good faith, to satisfy any unsatisfied claims (including costs of defense) concerning facts and circumstances existing prior to the Escrow Release Date which claims are specified in any Officer’s Certificate delivered to the Securityholder Representative and Escrow Agent in good faith prior to the Escrow Release Date.

(c) Claims Upon the Escrow Fund. Subject to the limitations set forth in this Article 6, including without limitation, Section 6.2(a), at any time on or before the Escrow Release Date, Acquirer may deliver to the Securityholder Representative and Escrow Agent a certificate signed by any officer of Acquirer in good faith (an “Officer’s Certificate”): (A) stating that Acquirer or Acquirer Indemnitee has paid, incurred, can claim or reasonably anticipates that it will have to pay or incur Losses and the amount thereof (the “Claimed Amount”), and (B) specifying in reasonable detail the individual items of Losses included in the amount so stated and the nature of the misrepresentation, breach of warranty, agreement, covenant or other indemnifiable Loss to which such item is related and the relevant section number of this Agreement, and, subject to the provisions of Section 6.2(d), the Escrow Agent shall deliver to Acquirer out of the Escrow Amount, cash held in the Escrow Fund in an amount equal to such Losses and if such amount exceeds the available Escrow Amount, Acquirer may pursue its rights and remedies against the Company Securityholders subject to the limitations of Section 6.2(a). Where the basis for a claim upon the Escrow Fund by Acquirer is that Acquirer reasonably anticipates that it will incur or pay a Loss (a “Contingent Loss”), (i) no payment will be made from the Escrow Fund for such Contingent Loss unless and until such Contingent Loss is actually incurred or paid and a further Officer’s Certificate with respect thereto is delivered to the Escrow Agent and the Securityholder Representative, and (ii) the amount of the Contingent Loss will not be released to the Company Shareholders until it is conclusively determined that no actual Loss will be incurred or paid with regard thereto. The Securityholder Representative shall have twenty (20) Business Days after receipt of an Officer’s Certificate to deliver to Acquirer and Escrow Agent a certificate (an “Objection Certificate”), pursuant to which the Securityholder Representative shall agree that Acquirer is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”), or contest that Acquirer is entitled to receive any of the Claimed Amount and specify, in reasonable detail, any objections to the claims in the Officer Certificate or the Claimed Amount.

(d) Delivery by Escrow Agent. For a period of twenty (20) Business Days from and after delivery of any Officer’s Certificate to the Escrow Agent and the Securityholder Representative, the Escrow Agent shall make no delivery to Acquirer of Escrow Amounts unless the Escrow Agent shall have received written authorization from the Securityholder Representative to make such delivery from the Escrow Fund. Subject to the limitations set forth in this Article 6, including without limitation, Section 6.2(a), after the expiration of such twenty (20) Business Day period, if the Securityholder Representative has not delivered an Objection Certificate objecting to the full Claimed Amount, the Escrow Agent shall make delivery of cash from the Escrow Fund in the amount of the Claimed Amount (in the case of no objection from the Securityholder Representative) or the Agreed Amount (in the case of partial objection from the Securityholder Representative), as applicable, in accordance with Section 6.2(c) hereof and the Company Securityholders shall no longer be entitled to receive such amount hereunder.

(e) Third-Party Claims. In the event Acquirer becomes aware of a third-party claim (a “Third Party Claim”) which Acquirer reasonably expects may result in a demand against the Escrow Fund or, if the amount of Losses exceeds the available Escrow Amount, against the Company Securityholders, Acquirer shall promptly notify the Securityholder Representative of such claim and the Securityholder Representative shall be entitled, at its expense, to participate in any defense of such claim on behalf of the Company Securityholders. Acquirer shall have the right in its sole discretion to settle any Third Party Claim; provided, however, that if Acquirer settles any Third Party Claim without the Securityholder Representative’s consent (which consent shall not be unreasonably withheld or delayed), such settlement shall not be dispositive in the event Acquirer makes a claim against the Escrow Fund or, if the amount of Losses exceeds the available Escrow Amount, against the Company Securityholders, with respect to the amount of Losses incurred by Acquirer in connection with such Third Party Claim or whether Acquirer is entitled to indemnification hereunder with respect thereto. In the event that the Securityholder Representative has consented to any such settlement, the Company Securityholders shall have no power or authority to object under any provision of this Article 6 to the amount of any claim by Acquirer against the Escrow Fund or, if the amount of Losses exceeds the available Escrow Amount, against the Company Securityholders with respect to the amount of Losses incurred by Acquirer in such settlement.

(f) Dispute Resolutions. In case the Securityholder Representative shall timely deliver an Objection Certificate, then for a period of thirty (30) Business Days after receipt of such written notice, unless otherwise agreed to by the Parties hereto, the Securityholder Representative and Acquirer shall begin good faith negotiations to resolve such dispute, claim or controversy. If the dispute, claim or controversy is so resolved through such negotiations within the thirty (30) Business Days period thereafter, such resolution shall be deemed to be final, conclusive and binding on the parties hereto. If the Securityholder Representative and Acquirer are unable to resolve such dispute, claim or controversy within such thirty (30) Business Days period, then the Parties shall resolve such dispute, claim or controversy in accordance with the provisions of Section 10.8.

(g) Treatment of Payments. To the extent permitted by Law, the Parties agree to treat payments made under this Article 6 as adjustments to the Merger Consideration.

(h) Governing Document. To the extent there exists any inconsistency between this Agreement and the Escrow Agreement, the terms and conditions of the Escrow Agreement shall prevail over the terms and conditions of this Agreement.

ARTICLE 7

CONDITIONS TO THE CLOSING

7.1 Conditions to Obligations of Each Party to Effect the Closing. The respective obligations of each Party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Governmental and Regulatory Approvals. Approvals from any Governmental or Regulatory Authority (if any) necessary for consummation of the transactions contemplated hereby shall have been timely obtained; and any waiting period applicable to the consummation of the Merger under the HSR Act or similar antitrust regulations of any state or foreign Governmental or Regulatory Authority shall have expired or been terminated.

(b) No Injunctions or Regulatory Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or Governmental or Regulatory Authority or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any action taken, or any Law or Order enacted, entered, enforced or deemed applicable to the Merger or the other transactions contemplated by the terms of this Agreement that would prohibit the consummation of the Merger or which would permit consummation of the Merger only if certain divestitures were made or if Acquirer were to agree to limitations on its business activities or operations.

(c) Escrow Agreement. All parties to the Escrow Agreement shall have executed and delivered the Escrow Agreement substantially in the form attached hereto as Exhibit E.

7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company or the Securityholder Representative:

(a) Representations and Warranties. The representations and warranties of Acquirer and Merger Sub contained in this Agreement shall be accurate in all respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be accurate in all respects and except for representations and warranties which by their terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date).

(b) Performance. Acquirer and Merger Sub shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Acquirer or Merger Sub at or before the Closing.

(c) Closing Certificate. Acquirer shall have delivered to the Company a certificate, dated the Closing Date and executed by its President, Secretary or other authorized officer certifying that the matters set forth in Section 7.2(a) and (c) have been satisfied, substantially in the form set forth in Exhibit H hereto.

(d) Retention Bonuses. Acquirer shall have delivered to the Retention Employees offer letters or employment agreements granting the Retention Bonuses pursuant to Section 1.7(l).

7.3 Additional Conditions to the Obligations of Acquirer and Merger Sub. The obligations of Acquirer and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Acquirer:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be accurate in all respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on and as of the Closing Date (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be accurate in all respects and except for representations and warranties which by their terms are made solely as of a specified earlier date, which shall be accurate as of such specified earlier date) and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement (other than to reflect actions taken by the Company which are not in violation of the covenants of this Agreement) shall be disregarded.

(b) Performance. The Company shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company on or before the Closing Date.

(c) No Material Adverse Change. There shall have occurred no Material Adverse Change in the Business, financial condition or results of operations of the Company since the date of execution of the Agreement.

(d) Company Shareholder Approval; Limitation on Dissent. This Agreement and the Merger shall have been approved by Company Shareholders holding at least ninety-three percent (93%) of the outstanding shares of Company Capital Stock (on an “as converted to Company Ordinary Shares” basis). Holders of no more than seven percent (7%) of the outstanding shares of Company Capital Stock, on an “as converted to Company Ordinary Shares” basis, shall have exercised, nor shall they have any continued right to exercise, appraisal, dissenters’ or similar rights under applicable law with respect to their shares by virtue of the Merger.

(e) Closing Certificates. The Company shall have delivered to Acquirer a certificate, dated the Closing Date and executed by the President or Chief Executive Officer of the Company, substantially in the form set forth in Exhibit I hereto, certifying that the matters set forth in Section 7.3(a), (b) and (c) have been satisfied; and a certificate, dated the Closing Date and executed by the Secretary of the Company, substantially in the form set forth in Exhibit J hereto.

(f) Closing Date Balance Sheet and Certificate; Spreadsheet Certificate. At least three (3) Business Days prior to the Closing Date, the Company shall have furnished to Acquirer: (i) a Closing Date Balance Sheet Certificate and a Closing Date Balance Sheet that sets forth among other entries, as of 11:59 p.m. California time on the Closing Date, the Transaction Related Expenses of the Company, any Change of Control Payments and the aggregate Company monthly operation expense incurred (as set forth on the income statement for the Working Operating Plan) by Company between the execution of this Agreement and the Closing Date; and (ii) a Spreadsheet Certificate that sets forth, among other entries, as of 11:59 p.m. California time on the Closing Date, the information set forth in Section 5.13.

(g) Third Party Consents. Acquirer shall have been furnished with evidence satisfactory to it that the Company has obtained the consents, approvals and waivers listed (or required to be listed) in Section 7.3(g) of the Disclosure Schedule and that all such consents, approvals and waivers are in full force and effect.

(h) Legal Proceedings. No Governmental or Regulatory Authority shall have notified any Party to this Agreement that such Governmental or Regulatory Authority intends to commence proceedings to restrain or prohibit the transactions contemplated hereby or force rescission, unless such Governmental or Regulatory Authority shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing Date.

(i) Company Shareholder Joinders. Company Shareholders holding at least ninety-three (93%) of the outstanding shares of Company Capital Stock (on an “as converted to Company Ordinary Shares” basis) shall have executed and delivered a Company Shareholder Joinder and Release Agreement in the form set forth in Exhibit K to acknowledge their obligations hereunder.

(j) Optionholder Joinders. Employees of the Company holding 90% of the outstanding Company Options, including at least 95% of the engineering and research and development employees as of the Closing Date, shall have executed an Optionholder Joinder and Release Agreement in the form set forth in Exhibit L to acknowledge their obligations hereunder.

(k) Payoff of Transaction Related Expenses. Acquirer shall have received a payoff letter from each provider of services to whom Transaction Related Expenses are owed.

(l) Payoff of Bridge Notes. Acquirer shall have received a payoff letter from each holder of the Bridge Notes.

(m) Legal Opinion. Acquirer shall have received legal opinions from legal counsel to the Company, substantially in the forms set forth in Exhibit M, or as otherwise mutually agreed to as between the Parties.

(n) Non-Competition Agreements. The employees of the Company set forth on Schedule 7.3(n) (the “Management Employees”) shall have executed and delivered to Acquirer a Non-Competition Agreement substantially in the form set forth in Exhibit N (each a “Non-Competition Agreement”) and all of the Non-Competition Agreements shall be in full force and effect.

(o) Key Employees. The employees listed on Schedule 7.3(o) (the “Key Employees”) shall have accepted employment with Acquirer or a Subsidiary of Acquirer (as Acquirer shall designate) following the Merger and shall have executed and delivered to Acquirer an Employment Agreement in substantially the form set forth in Exhibit O (each an “Employment Agreement”) and at least ninety five percent (95%) of all other engineering and research and development employees as of the date hereof shall continue to be employed by the Company or one its Subsidiaries, as appropriate, at the Closing (and shall not have given any notice or other indication that they will not continue to be willing to be employed by Acquirer or one of its Subsidiaries after the Closing); provided, however, that in the event that the Closing occurs after September 30, 2010, all Key Employees and only eighty percent (80%) of all other engineering and research and development employees as of the date hereof shall be required to continue to be employed by Acquirer, Company or one of their respective Subsidiaries, as appropriate, at the Closing in satisfaction of this Section 7.3(o) (and shall not have given any notice or other indication that they will not continue to be willing to be employed by Acquirer, the Company or one of their respective Subsidiaries after the Closing).

(p) Confidentiality and Inventions Assignment Agreement. If requested by Acquirer, the Company shall have delivered a confidentiality and invention assignment agreement and associated schedules and statements in Acquirer’s standard form, without amendment or modification thereto in any substantive respect, from each employee of the Company and its Subsidiaries who accepts employment with the Company, its Subsidiaries, Acquirer or Acquirers’ Affiliates after the Closing.

(q) Company Intellectual Property. No Person shall have (i) commenced, or shall have notified either party to this Agreement that it intends to commence, an Action or Proceeding or (ii) provided the Company with notice, in either case which allege(s) that any of the Intellectual Property, including the Company Intellectual Property, presently embodied, or proposed to be embodied, in the Company’s products infringes or otherwise violates the Intellectual Property rights of such Person or otherwise alleges that the Company does not otherwise own or have the right to exploit such Intellectual Property, including the Company Intellectual Property; provided, that, that such Action or Proceeding is deemed in good faith by Acquirer to constitute, or to be reasonably likely to result in, a Material Adverse Change; provided further, that, solely for purposes of this Section 7.3(q) the term “Person” shall not be deemed to include a non-practicing entity; provided further, that, this Section 7.3(q) in shall not apply if the Closing Date occurs after September 30, 2010.

(r) Satisfaction of Creditors; Consent of Secured Creditors. The Company shall provide evidence reasonably satisfactory to Acquirer that all outstanding Liens, security interests, fixed charges or floating charges held by the Persons identified on Schedule 7.3(q) on or related to the Assets and Properties of the Company and its Subsidiaries have been satisfied or released or each such Persons identified on Schedule 7.3(q) shall have provided their consent to the Merger as required under the Companies Law and the Company shall have taken all steps necessary to terminate all UCC financing statements which have been filed with respect to such Liens or other security interests.

(s) Books and Records. Acquirer shall have effective possession of the original organizational records, minute books and governance records of the Company and its Subsidiaries.

(t) Merger Documents. The Company shall have delivered executed versions of all Merger Documents required under the Companies Law.

(u) China Legal Representative: Zheng Liu has tendered his resignation as the legal representative of Shanghai Subsidiary.

(v) Letters of Resignation. The Company shall deliver letters of resignation from each officer and director of the Company from their role as an officer or director effective upon the Effective Time.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing Date:

(a) by mutual agreement of the Company and Acquirer;

(b) by the Company or Acquirer if: (i) the Closing has not occurred before 5:00 p.m. (Pacific Standard Time) on September 30, 2010 (provided, however, that such date shall automatically be extended to November 15, 2010 in the event that the Company or Acquirer must secure material Approvals which are required to be given to or obtained by the Company or Acquirer from any PRC, Taiwan, Hong Kong, United States or Cayman Governmental or Regulatory Authorities in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements; provided further, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a Party if such Party’s willful failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing to occur on or before such date); (ii) there shall be a final nonappealable Order of a federal or state court in effect preventing consummation of the Merger; or (iii) there shall be any statute, rule, regulation or Order enacted, promulgated or issued or deemed applicable to the Merger by any Governmental or Regulatory Authority that would make consummation of the Merger illegal;

(c) by Acquirer if there shall be any action taken, or any Law or Order enacted, promulgated or issued or deemed applicable to the Merger, by any Governmental or Regulatory Authority, which would (i) prohibit Acquirer’s ownership or operation of all or any portion of the business of the Company or (ii) compel Acquirer to dispose of or hold separate all or any portion of the Assets and Properties of the Company or its Subsidiaries as a result of the Merger;

(d) by Acquirer if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company and (i) the Company is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to the Company (provided, however, that, no cure period shall be required for a breach which by its nature cannot be cured) and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.3, as the case may be, would not be satisfied prior to the Closing Date;

(e) by the Company if it is not in material breach of its representations, warranties, covenants and agreements under this Agreement which are capable of being cured and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Acquirer and (i) Acquirer is not using its reasonable efforts to cure such breach, or has not cured such breach within thirty (30) days, after notice of such breach to Acquirer (provided, however, that no cure period shall be required for a breach which by its nature cannot be cured), and (ii) as a result of such breach any of the conditions set forth in Section 7.1 or Section 7.2, as the case may be, would not be satisfied as of the Closing Date; and

(f) by Acquirer, if this Agreement and the Merger shall not have been approved in accordance with the Companies Law and the Company’s Articles of Association and Memorandum of Association by the Company Shareholders constituting the Requisite Vote within twenty (20) Business Days of execution of this Agreement.

8.2 Effect of Termination. Other than as set forth in this Section 8.2, in the event of a valid termination of this Agreement as provided in Section 8.1 this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquirer, the Company, or its respective officers, directors or shareholders or Affiliates or Associates; provided, however, that each party shall remain liable for any breaches of this Agreement prior to its termination; and provided further that, the provisions of Sections 5.3, 5.8, 5.9, 8.2 and Article 10 (exclusive of Section 10.3) and the applicable definitions set forth in Article 11 shall remain in full force and effect and survive any termination of this Agreement.

8.3 Amendment. Except as is otherwise required by applicable Law, this Agreement may be amended at any time by execution of an instrument in writing signed by or on behalf of Acquirer, the Company and the Securityholder Representative, such amendment to be binding on all other Parties hereto.

8.4 Extension; Waiver. At any time prior to the Closing Date, (a) Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other Party hereto, (ii) waive any inaccuracies in the representations and warranties made to Acquirer contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of Acquirer contained herein and (b) the Company (or after the Effective Time, the Securityholder Representative) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of Acquirer, (ii) waive any inaccuracies in the representations and warranties made by Acquirer contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements, covenants or conditions for the benefit of the Company contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

ARTICLE 9

TAX MATTERS

9.1 Post-Closing Tax Returns. Acquirer shall prepare (or cause to be prepared) and file (or cause to be filed) each Tax Return required to be filed by the Company or a Subsidiary after the Closing Date. To the extent any Tax shown as due on such Tax Return is payable by the Company Securityholders (taking into account indemnification obligations hereunder), then, unless Acquirer shall have waived its right to seek such indemnification from the Company Securityholders, (A) such Tax Return shall be prepared in a manner consistent with the prior practice of the Company and its Subsidiaries unless otherwise required by applicable Tax Laws; (B) such Tax Return shall be provided to the Securityholder Representative at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within thirty (30) days of the Closing, as soon as possible following the Closing); and (C) the Securityholder Representative shall have the right to review and comment on such Tax Return, and Acquirer shall make (or cause to be made) any changes reasonably requested by the Securityholder Representative.

9.2 Allocation of Straddle Period Taxes. For purposes of this Agreement, in the case of any Taxable period that commences on or prior to and includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company or its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company or its Subsidiaries for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

9.3 Audits and Contests Regarding Taxes. Any Party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment against or with respect to the Company or its Subsidiaries which may give rise to Liability of another Party hereto, shall promptly notify such other Party within ten (10) Business Days of the receipt of such notice. The Parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding (“Tax Contest”) to the extent that such Tax Contest could affect a liability of such other Parties (including indemnity obligations hereunder). Acquirer shall control any such Tax Contests, except that the Securityholder Representative shall have the right to represent the Company’s or its Subsidiaries’ interests in any Tax Contest and to employ counsel of its choice, who shall be reasonably satisfactory to Acquirer, at the Securityholder Representative’s expense, but only to the extent such audit or other proceeding pertains to Tax periods ending on or before the Closing Date and then only to the extent that any such Tax Contests are related exclusively to the Liability for any Pre-Closing Taxes, the entire amount of which Securityholder Representative acknowledges in advance in writing is recoverable by Acquirer from the Company Securityholders hereunder. In the event that the Securityholder Representative elects to contest an adjustment by paying the Tax at issue and seeking a refund, the Company Securityholders shall advance the amount of such Tax to Acquirer with such advance being repayable only out of the contest recovery. Acquirer shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential Liability of the Company Securityholders. Both Acquirer and the Securityholder Representative shall be entitled to represent their own interests in light of their (or in the case of the Securityholder Representative, the Company Securityholders’) responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a Tax period that includes but does not end on the Closing Date. Notwithstanding the foregoing neither party shall agree to any settlement for any taxable period that would affect Tax Liabilities of the other party without prior written consent of such other party, which consent shall not be unreasonably withheld. This Section 9.3 shall be of no force nor effect for any Tax Contest for which Acquirer shall have waived its right to seek indemnification from the Company Securityholders for any Taxes arising out of such Tax Contest. Except as provided in this Section 9.3, the provisions of Article 6 including the provisions therein addressing settlement authority, shall govern the manner in which Tax audit or administrative or judicial proceedings are resolved.

9.4 Cooperation on Tax Matters.

(a) Acquirer and the Securityholder Representative shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Article 9 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding. The Company and Acquirer agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries (including Tax Returns) relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by another party, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other parties hereto reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the other party to take possession of such books and records.

(b) Acquirer and the Company further agree, upon request, to use their best efforts to obtain any certificate or other document from any Governmental or Regulatory Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(c) Acquirer shall not make an election under section 338(g) of the Code with respect to Company Shares acquired by Acquirer pursuant to this Agreement unless (i) no later than six months following the Closing Date, Acquirer determines in good faith upon advice of its tax counsel or other competent tax professional that making the section 338(g) election will not cause the Company to be a passive foreign investment company within the meaning of section 1297 of the Code for the taxable year that ends on the Closing Date, and (ii) 30 days following such determination, Acquirer or the Surviving Corporation provides the Securityholder Representative notice of such determination; provided, however, that such notice shall be provided to the Securityholder Representative no later than March 15, 2011.

9.5 Tax Sharing Agreements. All Tax sharing agreements or similar agreements, arrangements or policies with respect to or involving the Company or its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, none of Acquirer, the Company nor its Subsidiaries shall be bound thereby or have any liability thereunder.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally against written receipt or by facsimile transmission against facsimile confirmation or mailed by internationally recognized overnight courier prepaid, to the Parties at the following addresses or facsimile numbers:

If to Acquirer or Merger Sub to:	Atheros Technology Ltd. 5480 Great America Parkway Telephone No.: (408) 773-5200 Facsimile No.: (408) 773-9940 Attn: President

with a copy (which shall not constitute notice) to:	Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304 Telephone No.: (650) 233-4500 Facsimile No.: (650) 233-4545 Attn: Allison Leopold Tilley, Esq.

If to the Company prior to Closing to:

Opulan Technologies Corp.

c/o Opulan Technologies Shanghai Corp.

Floor 5, Building B, 339 Bi Sheng Road, Zhangjiang,

Pudong, Shanghai, PRC 20104

Telephone No.: +86-21-3393-3850

Facsimile No.: +86-21-3393-3870

Attn:    Zheng Liu

Chief Executive Officer

with a copy (which shall not constitute notice) to:	Wilson Sonsini Goodrich and Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Telephone No.: (650) 493-9300 Facsimile No.: (650) 493 - 6811 Attn: Carmen Chang, Esq. Scott Anthony, Esq.

If to the Securityholder Representative to:	Darren Huang 11F, No.318, Ruei Guang Rd. Taipei, Taiwan 114 Telephone No.: +886 2 2797 2989 Facsimile No.: +886 2 2797 8289

All such notices, requests and other communications will (a) if delivered personally to the address as provided in this Section 10.1, be deemed given upon delivery, (b) if delivered by facsimile transmission to the facsimile number as provided for in this Section 10.1, be deemed given upon facsimile confirmation, and (c) if delivered by overnight courier to the address as provided in this Section 10.1, be deemed given on the earlier of the second Business Day following the date sent by such overnight courier or upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section 10.1). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other party hereto.

10.2 Entire Agreement. This Agreement and the Exhibits and Schedules hereto, including the Disclosure Schedule, constitute the entire Agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect and shall survive any termination of this Agreement or the Closing in accordance with its terms.

10.3 Further Assurances; Post-Closing Cooperation. At any time or from time to time after the Closing, each Party shall execute and deliver to the other Parties such other documents and instruments, provide such materials and information and take such other actions as another Party may reasonably request to consummate the transactions contemplated by this Agreement and otherwise to cause the other Parties to fulfill their obligations under this Agreement and the transactions contemplated hereby. Each Party agrees to use commercially reasonable efforts to cause the conditions to its obligations to consummate the Merger to be satisfied.

10.4 Remedies. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

10.5 Third Party Beneficiaries. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Agreement does not confer any such rights, upon any other Person other than any Person entitled to indemnity under Article 6.

10.6 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

10.7 Governing Law. This Agreement, the Ancillary Agreements and any other closing documents shall be governed by and construed in accordance with the domestic laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

10.8 Arbitration.

(a) Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the rules then effect of the Judicial Arbitration and Mediation Services, Inc. The arbitration tribunal shall be composed of three arbitrators. The place of arbitration shall be in Santa Clara, California.

(b) In arbitral proceedings, Acquirer and the Securityholder Representative each shall appoint one arbitrator and the two arbitrators so selected shall select a third arbitrator. The third arbitrator shall chair the arbitration. Where there are multiple parties on either side, the multiple parties, jointly, shall appoint one arbitrator. If such multiple parties are respondent and would fail to make such joint appointment within thirty (30) days from receipt of the notice with request for arbitration, the Judicial Arbitration and Mediation Services, Inc. shall make the appointment for that side.

(c) Unless otherwise required by law (including, without limitation, securities laws) or, as to Acquirer, the rules and regulations of the Nasdaq Stock Market, the Parties to this Agreement undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Subject to the limitations described in this Section 10.8(c), information covered by the confidentiality undertaking in this Section 10.8(c) may not, in any form, be disclosed by either party to a third party without the prior written consent of the other party.

10.9 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

10.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except where this Agreement specifically provides for arbitration, it is agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.12 Assignability. This Agreement shall not be assignable by any Party without the prior written consent of the other Parties, except that at or prior to the Closing, Acquirer may assign its rights and delegate its duties under this Agreement to a subsidiary or parent corporation and after the Closing, Acquirer may assign its rights and delegate its duties under this Agreement to any third party, including, without limitation, full or partial assignments of claims relating to indemnifiable Losses and other rights under Article 6; provided, that Acquirer remains ultimately liable for all of Acquirer’s obligations hereunder.

10.13 Appointment of Securityholder Representative.

(a) Each Company Securityholder, by virtue of the adoption of this Agreement and approval of the Merger by the holders of Company Capital Stock (regardless of whether or not all Company Securityholders vote in favor of or consent to the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby, and regardless of whether at a meeting or in an action by written consent in lieu thereof) hereby appoints Darren Huang as his, her or its agent and attorney-in-fact (the “Securityholder Representative”), with full power and authority (including power of substitution), in the name of, for and on behalf the Company Securityholders, or in such person’s own name as the Securityholder Representative, to take all actions required or permitted under this Agreement (including giving and receiving all accountings, reports, notices and consents, and amending or waiving any provisions of this Agreement) for purposes of this Agreement, and Darren Huang hereby accepts such appointment as the Securityholder Representative. Except as otherwise specifically provided herein, the appointment and authority conferred under this Section 10.13 shall be an agency coupled with an interest, and all authority conferred hereby is irrevocable and not subject to termination by the

Company Securityholders or any of them, or by operation of law, whether by the death or incapacity of any Securityholder, the termination of any trust or estate or the occurrence of any other event. The Securityholder Representative may resign at any time; provided that, he shall give notice of his resignation to his successor, Acquirer, the Company Securityholders and the Escrow Agent at least twenty (20) Business Days prior to the effective time of his resignation.

(b) Following the Closing, Acquirer shall be entitled to deal exclusively with the Securityholder Representative on all matters relating to this Agreement with respect to the Company Securityholders, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Company Securityholder by the Securityholder Representative, and on any other action taken or purported to be taken on behalf of any Company Securityholder by the Securityholder Representative, as fully binding upon such Company Securityholder.

(c) A majority of the Company Securityholders (as determined by the number of Company Shares and Company Options held as of Closing) shall have the power for any reason to remove the existing Securityholder Representative and appoint a successor agent and, promptly thereafter, notify Acquirer of the identity of such successor. If the Securityholder Representative resigns, dies, becomes disabled or otherwise is unable to fulfill his responsibilities as agent of the Company Securityholders, then Tien-Lai Hwang shall be the Securityholder Representative, unless and until he resigns dies, becomes disabled or otherwise is unable to fulfill his responsibilities as agent of the Securityholders, in which case the Company Securityholders shall, within ten (10) Business Days after such resignation, death, disability, or inability to fulfill his responsibilities hereunder, appoint a successor agent and, promptly thereafter, notify Acquirer of the identity of such successor. Any such successor shall become the “Securityholder Representative” for purposes of this Agreement.

(d) The Securityholder Representative will not be liable to the Company Securityholders for any act done or omitted hereunder as the Securityholder Representative while acting in good faith and exercising reasonable judgment. The Company Securityholders will severally indemnify the Securityholder Representative and hold the Securityholder Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Securityholder Representative and arising out of or in connection with the acceptance or administration of the Securityholder Representative’s duties hereunder.

(e) At the Closing, One Hundred Thousand Dollars ($100,000) of the Closing Consideration will be paid for the benefit of the Securityholder Representative (the “Securityholder Representative Deposit”) to an account specified in writing by the Securityholder Representative as a fund for the out-of-pocket fees and expenses incurred by the Securityholder Representative in connection with performing his, her or its duties hereunder. Any amount of the Securityholder Representative Deposit not spent by the Securityholder Representative shall be distributed by the Securityholder Representative to the Company Securityholders on a pro rata basis, at such time as the Securityholder Representative determines in his or her or its discretion that such balance is no longer needed by the Securityholder Representative to carry out his or her or its duties hereunder, but, in any event, not before the release of the Escrow Fund.

ARTICLE 11

DEFINITIONS

11.1 Definitions. As used in this Agreement, the following defined terms shall have the meanings indicated below:

“Action or Proceeding” means any action, suit, complaint, petition, investigation, proceeding, arbitration, litigation or Governmental or Regulatory Authority investigation, audit or other proceeding, whether civil or criminal, in law or in equity, or before any arbitrator or Governmental or Regulatory Authority.

“Acquirer” has the meaning ascribed to it in the forepart of this Agreement.

“Acquirer Indemnitees” has the meaning ascribed to it in Section 6.2(a)(i).

“Acquirer’s Plans” has the meaning ascribed to it in Section 5.12.

“Affiliate(s)” means, as applied to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, that Person, (b) any other Person that owns or controls (i) ten percent (10%) or more of any class of equity securities of that Person or any of its Affiliates or (ii) ten percent (10%) or more of any class of equity securities (including any equity securities issuable upon the exercise of any option or convertible security) of that Person or any of its Affiliates, or (c) as to a corporation, each director and officer thereof, and as to a partnership, each general partner thereof, and as to a limited liability company, each managing member or similarly authorized person thereof (including officers), and as to any other entity, each Person exercising similar authority to those of a director or officer of a corporation. For the purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”) as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or by contract or otherwise.

“Aggregate Series A Preference Liquidation Amount” shall mean the product of $0.750 and the number of Series A Preference Shares issued and outstanding immediately prior to the Effective Time.

“Aggregate Series B Preference Liquidation Amount” shall mean the product of $1.425 and the number of Series B Preference Shares issued and outstanding immediately prior to the Effective Time.

“Aggregate Preference Share Liquidation Amount” shall mean the sum of the Aggregate Series A Preference Liquidation Amount and the Aggregate Series B Liquidation Amount.

“Agreed Amount” has the meaning ascribed to it in Section 6.2(c).

“Agreement” means this Agreement, including (unless the context otherwise requires) the Exhibits, Schedules, and the Disclosure Schedules and any agreement incorporated by reference, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” has the meaning ascribed to it in Section 2.2.

“Approval” means any approval, authorization, consent, permit, qualification or registration, or any waiver of any of the foregoing, required to be obtained from or made with, or any notice, statement or other communication required to be filed with or delivered to, any Governmental or Regulatory Authority or any other Person other than an Environmental Permit.

“Articles of Association” means the Third Amended and Restated Articles of Association of Opulan Technologies Corp., as amended.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned, licensed or leased by such Person, including cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

“Associate” means, with respect to any Person, any corporation or other business organization of which such Person is an executive officer or partner or is the beneficial owner, directly or indirectly, of ten percent (10%) or more of any class of equity securities, any trust or estate in which such Person has a substantial beneficial interest or as to which such Person serves as a trustee or in a similar capacity and any relative or spouse of such Person, or any relative of such spouse, who has the same home as such Person.

“Base Amount” has the meaning ascribed thereto in Section 1.6(b).

“Basket” has the meaning ascribed thereto in Section 6.2(a)(iii).

“Books and Records” means all files, documents, instruments, papers, books and records relating to the business or condition, financial or otherwise, of a Person, including financial statements, internal reports, tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs, operating data and plans and environmental studies and plans.

“Bridge Notes” means the Company’s Senior Secured Convertible Promissory Notes issued pursuant to that certain Note and Warrant Purchase Agreement, dated March 30, 2010, pursuant to which the Company sold the Bridge Notes and warrants to certain investors.

“Business” means the Company’s and its Subsidiaries’ business of developing, marketing and selling chip products, software, related reference design kits and services related to the broadband access market.

“Business Combination” means, with respect to any Person, (a) any merger, consolidation, share exchange reorganization or other business combination transaction to which such Person is a party, (b) any sale, dividend, split or other disposition of any capital stock or other equity interests of such Person (except for issuances of Ordinary Shares upon conversion of Preference Shares outstanding on the date hereof or upon the exercise of options or warrants outstanding on the date hereof or issued in accordance with the covenants of this Agreement), (c) any tender offer (including a self tender), exchange offer, recapitalization, restructuring, liquidation, dissolution or similar or extraordinary transaction, (d) any sale, dividend or other disposition of all or a material or significant portion of the Assets and Properties of such Person (including by way of exclusive license or joint venture formation, but excluding non-exclusive licenses in connection with the sale of the Company’s or its Subsidiaries’ products in the ordinary course of business consistent with past practice), or (e) the entering into of any agreement or understanding, the granting of any rights or options, with respect to any of the foregoing.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in San Francisco, California are authorized or obligated to close.

“Cayman Registrar” has the meaning ascribed in Section 1.2.

“Certificate Declaration” has the meaning ascribed to it in Section 1.10(b).

“Certificates” has the meaning ascribed to it in Section 1.10(b).

“Change of Control Payments” means the aggregate amount of any and all payments (except for payments for Transaction Related Expenses and payments pursuant to the Company Bonus Plan or Acquirer Retention Plan), including without limitation severance, paid or payable by Company as a result of the Merger including Taxes (other than Taxes withheld from the consideration otherwise payable to the Company Securityholders pursuant to the Merger) payable by Company arising therefrom.

“Claimed Amount” has the meaning ascribed to it in Section 6.2(c).

“Closing” has the meaning ascribed to it in Section 1.13.

“Closing Agreement” means a written and legally binding agreement with a Governmental or Regulatory Authority relating to Taxes including any “closing agreement” described in section 7121 of the Code.

“Closing Consideration” has the meaning ascribed to it in Section 1.6(d).

“Closing Date” has the meaning ascribed to it in Section 1.13.

“Closing Date Balance Sheet” has the meaning ascribed to it in Section 5.14.

“Closing Date Balance Sheet Certificate” has the meaning ascribed to it in Section 5.14.

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Companies Law” means the Companies Law (2009 Revision) of the Cayman Islands.

“Company” shall mean Opulan Technologies Corp., an exempted company incorporated under the laws of the Cayman Islands.

“Company Bonus Plan” has the meaning ascribed to it in Section 1.7(k).

“Company Bonus Plan Participant” has the meaning ascribed to it in Section 1.7(k).

“Company Capital Stock” means the Company Ordinary Shares and the Company Preference Shares.

“Company Equity Awards” means all Company Options, Company Warrants, Company Stock Purchase Rights and any other right to purchase or any security convertible into shares of Company Capital Stock.

“Company Financials” has the meaning ascribed to it in Section 2.4(a).

“Company Fully Diluted Number” means, as of immediately prior to the Effective Time, the sum of (i) the total number of Company Ordinary Shares issued and outstanding (including all Company Ordinary Shares previously issued upon conversion of Company Preference Shares, the exercise of the Company Warrants and assuming the exercise of any Company Equity Awards other than outstanding Company Options); (ii) the total number of issued and outstanding Company Preference Shares (on an as-converted to an Ordinary Share basis); and (iii) the total number of Company Ordinary Shares issuable upon exercise or conversion of all outstanding Company Equity Awards, whether vested or unvested. Any shares of Company Stock to be canceled pursuant to Section 1.7(e) shall be disregarded for the purposes of this definition.

“Company Intellectual Property Rights” means Intellectual Property Rights that are owned by or exclusively licensed to the Company or a Subsidiary.

“Company Key Employee Incentive Plan” shall have the meaning ascribed to it in Section 5.16.

“Company Option(s)” means any Option to purchase Company Ordinary Shares.

“Company Ordinary Shares” means the Company’s ordinary shares, par value US$0.0001.

“Company Preference Shares” means all of the Company Series A Preference Shares and the Company Series B Preference Shares.

“Company Products” has the meaning ascribed to it in Section 2.10(b).

“Company Registered Intellectual Property Rights” means all Registered Intellectual Property Rights registered in, or filed in the name of, the Company or a Subsidiary.

“Company Shareholders” shall mean all holders of shares of Company Capital Stock.

“Company Securityholders” means all of the Company’s holders of Company Capital Stock and Company Equity Awards.

“Company Series A Preference Shares” means the Company’s Series A preference shares, par value US$0.0001.

“Company Series B Preference Shares” means the Company’s Series B preference shares, par value US0.0001.

“Company Software” has the meaning ascribed to it in Section 2.10(p).

“Company Stock Plans” means the Company’s 2003 Stock Option Plan, as amended.

“Company Warrants” means any and all warrants to purchase Company Capital Stock.

“Company WOFE” means Opulan Technologies Shanghai Corp., and DSPmicro (Beijing) Technologies Co., Ltd., the Company’s wholly-owned foreign enterprises in the PRC.

“Competing Proposed Transaction” has the meaning ascribed to it in Section 4.3.

“Confidentiality Agreement” has the meaning ascribed to it in Section 5.3.

“Contingent Loss” has the meaning ascribed to it in Section 6.2(d).

“Contract” means any legally binding agreement, lease, evidence of Indebtedness, mortgage, indenture, security agreement or other contract or business arrangement (whether written or oral).

“Controlled Group” has the meaning ascribed to it under the term “Plan” in this Section 11.1.

“Disclosure Schedule” means the schedules delivered to Acquirer by or on behalf of the Company, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein in connection with the representations and warranties made by the Company in Article 2 or otherwise.

“Dissenting Shares” has the meaning ascribed to it in Section 1.12.

“Earnout Agreement” has the meaning ascribed to it in Section 1.6(e).

“Earnout Consideration” has the meaning ascribed to it in Section 1.6(e).

“Effective Time” has the meaning ascribed to it in Section 1.2.

“Employment Agreement” has the meaning ascribed to it in Section 7.3(o).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” means air, surface water, ground water, or land, including land surface or subsurface.

“Environmental Law(s)” means any federal, state, local or foreign environmental, occupational, health and safety or other Law relating to of Hazardous Materials, including the Comprehensive, Environmental Response Compensation and Liability Act, the Clean Air Act, the Federal Water Pollution Control Act, the Solid Waste Disposal Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the California Safe Drinking Water and Toxic Enforcement Act.

“Environmental Permit(s)” means any permit, license, approval, consent or authorization required by the Company or any Subsidiary to operate the Business as currently operated under or in connection with any Environmental Law and includes any and all applicable orders, consent orders or binding agreements issued by or entered into by the Company or any Subsidiary with a Governmental or Regulatory Authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Escrow Agent” has the meaning ascribed to it in Section 1.8.

“Escrow Amount” has the meaning ascribed to it in Section 1.8.

“Escrow Fund” has the meaning ascribed to it in Section 1.8.

“Escrow Portion” shall mean the quotient of the Escrow Amount divided by the sum of all Company Preference Shares and all Company Ordinary Shares.

“Escrow Release Date” has the meaning ascribed to it in Section 6.2(b).

“Excess Dissenting Share Payments” has the meaning ascribed to it in Section 6.2(a)(i)(I).

“Excess Transaction Related Expenses” has the meaning ascribed to it in Section 1.6(c).

“Exchange Act” has the meaning ascribed to it in Section 4.3.

“Excluded Taxes” means (i) payroll and employment Taxes imposed as a result of the transactions contemplated by this Agreement, (ii) Taxes taken into account in determining any adjustment under Section 1.6(c) or any Loss under Section 6.2(a)(i)(J), in each case on account of any Change of Control Payments, and (iii) any Taxes imposed as a result of an election by Acquirer under section 338 of the Code with respect to the Merger.

“Export Approvals” has the meaning ascribed to it in Section 2.25(a).

“FCPA” has the meaning ascribed to it in Section 2.26.

“GAAP” means generally accepted accounting principles in the applicable jurisdiction, as in effect from time to time.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, bureau, board, commission, department, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision, and shall include any stock exchange, quotation service and the Nasdaq Stock Market.

“Hazardous Material” means (a) any chemical, material, substance or waste including, containing or constituting petroleum or petroleum products, solvents (including chlorinated solvents), nuclear or radioactive materials, asbestos in any form that is or could become friable, radon, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls, or (b) any chemicals, materials, substances or wastes which are now defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import under any Environmental Law, but excludes office and janitorial supplies and products properly and safely maintained.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means all obligations of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures, floating charges, fixed charges or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (d) under capital leases or (e) in the nature of guarantees of the obligations described in clauses (a) through (d) above of any other Person.

“Initial Consideration” has the meaning ascribed to it in Section 1.6(b).

“Intellectual Property Rights” means any or all of the following and all rights in, arising out of, or associated therewith any or all of the following and all rights in, arising out of, or associated therewith (a) all rights in World Wide Web addresses, Web sites and domain names and applications and registrations therefor, common law trademarks and service marks that the Company has owned or used with the intent of creating or benefiting from any common law rights relating to such marks, trade names logos, trademark and service mark registrations and applications therefore (“Trademarks”), (b) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures (“Patents”); (c) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world (“Copyrights”); (d) mask work rights, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world (“Mask Works”); (e) all trade secrets and other rights in know-how and confidential or proprietary information whether or not subject to statutory registration; and (f) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Financial Statements” means the unaudited balance sheet of the Company as of March 31, 2010, and the related unaudited income statement and statement of cash flows for March 31, 2010.

“Investment Assets” means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company or its Subsidiaries.

“IRS” means the United States Internal Revenue Service or any successor entity.

“IT Systems” means all communications systems, computer systems, servers, network equipment, and related software and hardware owned or licensed by the Company or its Subsidiaries.

“Key Employees” has the meaning ascribed to it in Section 7.3(o).

“Knowledge” means the actual knowledge of Zheng Liu, Cong Ye, Bo Yang and any of the Company’s and each Subsidiary’s respective Chief Executive Officer, President, and Chief Financial Officer and the Company’s board of directors, and anything such officers could reasonably be expected to know upon reasonable investigation of the Company’s and its Subsidiaries’ Books and Records and reasonable inquiries of the Company’s and its Subsidiaries’ senior management.

“Law” or “Laws” means any applicable law, statute, Order, rule, regulation, ordinance or other pronouncement having the effect of law whether in the United States, any foreign country, or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Lease Documents” has the meaning ascribed to it in Section 2.8(b).

“Leased Real Property” has the meaning ascribed to it in Section 2.8(b).

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental or Regulatory Authority or any arbitrator or arbitration panel.

“Letter of Transmittal” has the meaning ascribed to it in Section 1.10(a).

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person, whether absolute, accrued, asserted or unasserted, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due.

“License” means any Contract that grants a Person the right to use or otherwise enjoy the benefits of any Intellectual Property Rights (including any covenants not to sue with respect to any Intellectual Property Rights).

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, easement, license, covenant, condition, restriction, adverse claim, levy, charge, option, equity, adverse claim or restriction or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing, except for any restrictions on transfer generally arising under any applicable federal or state securities law.

“Loss(es)” means any and all damages, fines, fees, Taxes, penalties, deficiencies, direct losses (excluding lost profits or consequential losses) and expenses, including interest, reasonable expenses of investigation, court costs, reasonable fees and expenses of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment; provided, however, that, notwithstanding the foregoing, all damages of any nature which arise from a breach of any representation, warranty or covenant related to intellectual property shall comprise a Loss(es).

“Management Employees” has the meaning ascribed to it in Section 7.3(n).

“Material Adverse Change” means the effect of any event, change, circumstance or state of facts that is materially adverse to the Business, financial condition, operations, Assets and Properties, Liabilities, or operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Material Adverse Change shall not included the effect of any event, change, circumstance or state of facts arising out of or attributable to any of the following: (a) the Merger, (b) the announcement or other disclosure of the Merger (other than a disclosure by the Company or its Affiliates in violation of Section 5.3), (c) any changes in the United States, China or global economy, political or capital and financial markets generally, (d) any changes in state, federal or foreign Laws, including, without limitation, proposed or enacted legislation or regulatory changes or changes in GAAP or regulatory accounting principals applicable to the Company and its Subsidiaries, or (e) consequences of natural disasters, hostilities, acts of terrorism or war or any material escalations of any such hostilities, acts of terrorism or war; provided that none of the events set forth in items (c) through (e) shall have had a disproportionate effect on the Company and its Subsidiaries.

“Memorandum of Association” means the Second Amended and Restated Memorandum and Articles of Association of Opulan Technologies Corp., as amended.

“Merger” has the meaning ascribed to it in the forepart of this Agreement.

“Merger Consideration” has the meaning ascribed to it in Section 1.6(a).

“Merger Documents” has the meaning ascribed to it in Section 1.2.

“Merger Sub” has the meaning ascribed to it in the forepart of this Agreement.

“Merger Sub Governing Documents” has the meaning ascribed to it Section 1.4.

“Merger Sub Ordinary Shares” means the Ordinary Shares, $0.01 par value per share, of Merger Sub.

“Money Laundering Laws” shall have the meaning set forth in Section 2.32.

“Nasdaq Stock Market” has the meaning set forth in Section 5.9.

“Non-Competition Agreement” has the meaning ascribed to it in Section 7.3(n).

“Notice of Meeting” has the meaning ascribed to it in Section 5.1(a).

“Objection Certificate” has the meaning ascribed to it in Section 6.2(c).

“Officer’s Certificate” has the meaning ascribed to it in Section 6.2(c).

“Off-the-Shelf Software” means any applications software that is licensed to the Company or a Subsidiary by a third party in its standard, unmodified condition pursuant to a “shrinkwrap,” “clickwrap” or other standard license agreement for a one-time license fee of $25,000 or less or any similar publicly available binary code end-user licenses.

“Open Source Software” has the meaning ascribed to it in Section 2.10(p).

“Operating Plan” means the Company’s written budget or other written operating plan for fiscal 2010 made available by Company to Acquirer.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract (other than the Company Preference Shares) that gives the right to (a) purchase or otherwise receive or be issued any shares or other equity interests of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares or other equity interests of such Person or (b) receive any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares or other equity interests of such Person, including any rights to participate in the equity, income or election of directors or officers of such Person.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Out-Licenses” has the meaning ascribed to it in Section 2.10(f).

“Party” has the meaning ascribed to it in the forepart of this Agreement.

“Parties” has the meaning ascribed to it in the forepart of this Agreement.

“Paying Agent” as the meaning ascribed to it in Section 1.9.

“Payment Fund” has the meaning ascribed to it in Section 1.9.

“Permitted Liens” means (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; or (v) statutory purchase money liens.

“Per Share Series A Liquidation Preference” means $0.75.

“Per Share Series B Liquidation Preference” means $1.425

“Per Share Closing Consideration” shall mean the quotient of the sum of the Closing Consideration less the Aggregate Preference Share Liquidation Amount divided by the Company Fully Diluted Number.

“Per Share Earnout Consideration” shall mean the quotient of the aggregate Earnout Consideration actually payable pursuant to the Earnout Agreement divided by the Company Fully Diluted Number.

“Per Share Escrow Consideration” shall mean the quotient of the aggregate Escrow Amount released to Company Shareholders divided by the number of shares of Company Capital Stock held by the Company Shareholders.

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company or partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Plan” means each employee benefit or compensation plan, agreement, policy, program or arrangement covering present or former employees, officers and directors of, and advisors and consultants to, the Company or a Subsidiary, including but not limited to “employee benefit plans” within the meaning of section 3(3) of ERISA, stock purchase, stock option or any other stock-based award, profit sharing, fringe benefit, post-retirement health, health, life, vision and/or dental insurance coverage (including any self-insured arrangement), disability benefit, supplemental unemployment benefit, vacation benefit, change in control, retention, severance, termination pay, bonus and deferred compensation plans, agreements or funding arrangements (collectively, the “Plans”), whether written or oral and whether sponsored, maintained or contributed to by (i) the Company or (ii) any other organization that is a member of a controlled group of organizations (within the meaning of sections 414(b), (c), (m) or (o) of the Code) of which the Company is a member (the “Controlled Group”).

“PRC” means the People’s Republic of China, and for purposes of this Agreement, excluding Hong Kong, Taiwan and Macau.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Pre-Closing Taxes” means, without duplication, any Taxes, other than Excluded Taxes, imposed on the Company or any of its Subsidiaries (i) for any Pre-Closing Tax Period, or (ii) for any Straddle Period but only to the extent allocable to a Pre-Closing Tax Period under Section 9.2.

“Pro Rata Portion” means, with respect to each Securityholder, an amount equal to the quotient obtained by dividing (i) the amount of cash payable pursuant to Sections 1.7(a), 1.7(b), 1.7(c), 1.7(h) and 1.7(i) hereof in respect of the shares of Company Capital Stock and the shares underlying the Company Equity Awards held by such Securityholder as of the Effective Time by (ii) the aggregate amount of cash payable to all Securityholders pursuant to Sections 1.7(a), 1.7(b), 1.7(c), 1.7(h) and 1.7(i) hereof in respect of Capital Stock and Company Equity Awards as of the Effective Time.

“PTO” means the United States Patent and Trademark Office.

“Public Authorizations” has the meaning ascribed to it in Section 2.13(a).

“Recommendation” has the meaning ascribed to it in Section 5.1(a).

“Registered Intellectual Property” shall mean all United States, international and foreign: (a) Patents and applications therefor; (b) registered Trademarks applications to register Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (c) Copyright registrations and applications to register Copyrights; (d) registered Mask Works s and applications to register Mask Works; and (e) any other Technology that is the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority.

“Related Party” means (a) each individual who is, or who has at any time been, an officer of the Company or its Subsidiaries; (b) each member of the family of each of the individuals referred to in clause “(a)” above; and (c) any Entity (other than the Company or its Subsidiaries) in which any one of the individuals referred to in clauses “(a)” and “(b)” above holds or held (or in which more than one of such individuals collectively hold or held), beneficially or otherwise, a controlling interest or a material voting, proprietary or equity interest.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment.

“Record Holder” has the meaning ascribed to it in Section 1.7(g).

“Register of Members” has the meaning ascribed to it in Section 1.7(g).

“Requisite Vote” means (i) the affirmative vote of a majority in number of the Company Shareholders holding at least seventy five percent (75%) in value of all issued and outstanding Shares of the Company voting together as one class; (ii) the affirmative vote of the holders of more than 50% of the issued and outstanding Company Series A Preference Shares, voting as a separate class, and (iii) the affirmative vote of the holders of more than fifty percent (50%) of the issued and outstanding Company Series B Preference Shares, voting as a separate class.

“Retention Bonuses” has the meaning ascribed to it in Section 1.7(l).

“Retention Employees” has the meaning ascribed to it in Section 1.7(l).

“SEC” means the Securities and Exchange Commission or any successor entity.

“Section 409A” has the meaning ascribed to it in Section 2.12(i).

“Securityholder Representative” has the meaning ascribed to it in Section 10.13.

“Securityholder Representative Deposit” has the meaning ascribed to it in Section 10.13(e).

“Shareholder Approval” has the meaning ascribed to it in Section 5.1(a).

“Source Code” has the meaning ascribed to it in Section 2.10(p).

“Special Shareholder Meeting” has the meaning ascribed to it in Section 5.1(a).

“Specified Representation” has the meaning ascribed to it in Section 6.2(a)(i)(A).

“Spending Limit” shall mean the aggregate monthly operation expense (as set forth on the income statement for the Working Operating Plan) for Company between the date of this Agreement and the Closing Date; provided, however, that for any Closing Date falling between the 1st and the 15th of any month, the Spending Limit shall include fifty percent (50%) of that month’s operation expense and that for any Closing Date falling between the 16th and the end of the month, the Spending Limit shall include one hundred percent (100%) of that month’s spending limit.

“Spreadsheet” has the meaning ascribed to it in Section 5.13.

“Spreadsheet Certificate” has the meaning ascribed to it in Section 5.13.

“Statement Date” has the meaning ascribed to it in Section 2.4(a).

“Straddle Period” has the meaning ascribed to it in Section 9.2.

“Subsidiary” means, with respect to any Person, any other Person in which such Person, directly or indirectly through subsidiaries or otherwise, beneficially owns at least twenty percent (20%) of either the equity interest in, or the voting control of, such other Person, whether or not existing on the date hereof.

“Surviving Corporation” has the meaning ascribed to it in Section 1.1.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar antitakeover statute or regulation enacted under Cayman Law (including but not limited to the Companies Law), or the laws of any other jurisdiction applicable to the Company.

“Tax Contest” has the meaning ascribed to it in Section 9.3.

“Tax Returns” means all reports, estimates, declarations of estimated tax, information statements and returns required to be filed in connection with any Taxes, including information returns with respect to backup withholding and other payments to third parties.

“Tax Ruling” means a written ruling of a Governmental or Regulatory Authority relating to Taxes.

“Tax(es)” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, (a) imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including but not limited to, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which are required to be paid, withheld or collected, (b) any liability for the payment of amounts referred to in (a) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (c) any liability for amounts referred to in (a) or (b) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person.

“Technology” means any or all of the following: (i) works of authorship including, without limitation, source code, and executable code, RTL, GDSII files, whether embodied in software, firmware or otherwise, architecture, documentation, designs, files, records, and data; (ii) inventions (whether or not patentable), discoveries, improvements, and technology; (iii) proprietary and confidential information, trade secrets, and know how; (iv) databases, data compilations and collections and technical data; (v) tools, methods and processes; (vi) devices, prototypes, schematics, breadboards, netlists, mask works, test methodologies, verilog files, emulation and simulation reports, test vectors and hardware development tools; (vi) logos, trade names, trade dress, trademarks, and service marks; (vii) web addresses and domain names, tools, methods and processes; and (viii) all instantiations of the foregoing in any form and embodied in any media.

“Third Party Claim” has the meaning ascribed to it in Section 6.2(e).

“Transaction Related Expenses” means, except as otherwise provided in this Agreement, any expenses incurred by the Company or its Subsidiaries to the extent the Company or a Subsidiary is liable therefor in connection with the transactions contemplated by this Agreement, including, the fees and disbursements of the Company’s investment bankers, escrow agent, independent accountants and the legal or other advisors to the Company in connection with the transactions contemplated hereby to the extent payable by the Company or a Subsidiary.

“Transferred Employees” has the meaning ascribed to it in Section 5.12.

“Waived Benefit” has the meaning ascribed to it in Section 5.19.

“Warranty Obligations” has the meaning ascribed to it in Section 2.19(a).

“Welfare Plan” has the meaning ascribed to it in Section 2.12(h).

“Working Operating Plan” means the Company’s written budget and written operating plan delivered contemporaneously with this Agreement and covering the time period after the execution of this Agreement in the form approved by Acquirer.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have signed or caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

THE COMPANY: OPULAN TECHNOLOGIES CORP.

By	/s/ Zheng Liu

Name: Zheng Liu
Title: Chief Executive Officer

MERGER AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have signed or caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

ACQUIRER:

ATHEROS TECHNOLOGY LTD.

By	/s/ James A. F. Watlington

Name	James A. F. Watlington

Title	Secretary

MERGER AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have signed or caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

MERGER SUB :

ORBIT ACQUISITION CORP.

By	/s/ Jack R. Lazar
Name	Jack R. Lazar
Title	President

MERGER AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have signed or caused this Agreement to be signed by their duly authorized representatives, all as of the date first written above.

SECURITYHOLDER REPRESENTATIVE

Darren Huang, in his capacity as the

Securityholder Representative

/s/ Darren Huang

MERGER AGREEMENT SIGNATURE PAGE